UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
October 2, 2008

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry Into a Material Definitive Agreement

On October 2, 2008, Washington Trust Bancorp, Inc. (the *"Company")* entered into a Share Purchase Agreement with a limited number of accredited investors (the "*Purchasers*"), relating to the offering and sale of a total of 2,500,000 unregistered shares of the Company's common stock, par value $0.0625 per share (the "***Shares***") at a purchase price of $20.00 per Share (the "*Offering*"). The closing is expected to take place on or about October 7, 2008, subject to the satisfaction of customary closing conditions.

In connection with the Offering, the Company also entered into a Registration Rights Agreement, dated October 2, 2008, with the Purchasers (the "*Registration Rights Agreement*") pursuant to which it has agreed to file, within 30 days of the closing of the Offering, a registration statement with the Securities and Exchange Commission to register the Shares for resale, which registration statement is required to become effective within 60 days following the closing. The Company will be required to pay certain cash as liquidated damages if it does not meet its registration obligations under the Registration Rights Agreement.

The Share Purchase Agreement and the Registration Rights Agreement are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference. The press release announcing the Offering is attached hereto as Exhibit 99.1 and incorporated herein by reference. The foregoing description of the Share Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement and the Registration Rights Agreement attached hereto.

Item 3.02 Unregistered Sale of Equity Securities

The information set forth in Item 1.01 of this Current Report on Form 8-K that relates to the unregistered sale of equity securities is incorporated by reference into this Item 3.02.

The aggregate offering price of the Shares to be sold in the Offering is approximately $50 million, of which an aggregate of approximately $3 million will be paid to the placement agent for its services in connection with the Offering.

The sale of the Shares has not been registered under the Securities Act of 1933, as amended (the "*Securities Act*"). The Shares will be sold to accredited investors in reliance upon exemptions from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder. The Shares may not be offered or sold in the United States absent registration or exemption from registration under the Securities Act and any applicable state securities laws.

Item 9.01   Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Exhibit
10.1	Share Purchase Agreement, dated October 2, 2008, by and among Washington Trust Bancorp, Inc. and the Purchasers *
10.2	Registration Rights Agreement, dated October 2, 2008, by and among Washington Trust Bancorp, Inc. and the Purchasers *
99.1	Washington Trust Bancorp, Inc. Press Release, dated October 2, 2008 *

_____
* Filed herewith

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: October 3, 2008

By: /s/ David V. Devault

David V. Devault
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Share Purchase Agreement, dated October 2, 2008, by and among Washington Trust Bancorp, Inc. and the Purchasers *
10.2	Registration Rights Agreement, dated October 2, 2008, by and among Washington Trust Bancorp, Inc. and the Purchasers *
99.1	Washington Trust Bancorp, Inc. Press Release, dated October 2, 2008 *

_____
* Filed herewith

Exhibit 10.1

SHARE PURCHASE AGREEMENT

This Share Purchase Agreement (this "*Agreement*") is dated as of October 2, 2008, by and among Washington Trust Bancorp, Inc., a Rhode Island corporation (the "*Company*"), and each purchaser identified on the signature pages hereto (each, including its successors and assigns, a "*Purchaser*" and collectively, the "*Purchasers*").

RECITALS

A.   The Company and each Purchaser is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "*Securities Act*"), and Rule 506 of Regulation D ("*Regulation D*") as promulgated by the United States Securities and Exchange Commission (the "*Commission*") under the Securities Act.

B.   Each Purchaser, severally and not jointly, wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, that aggregate number of shares of common stock, par value $0.0625 per share (the "*Common Stock*"), of the Company, set forth below such Purchaser's name on the signature page of this Agreement (which aggregate amount for all Purchasers together shall be 2,500,000 shares of Common Stock and shall be collectively referred to herein as the "*Shares*").

C.   The Company has engaged Keefe, Bruyette and Woods as its exclusive placement agent (the "*Placement Agent*") for the offering of the Shares on a "reasonable efforts" basis.

D.   Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as <u>Exhibit A</u> (the "*Registration Rights Agreement*"), pursuant to which, among other things, the Company will agree to provide certain registration rights with respect to the Shares under the Securities Act and the rules and regulations promulgated thereunder and applicable state securities laws.

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Purchasers hereby agree as follows:

ARTICLE I.
DEFINITIONS

1.1   <u>Definitions</u>. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms shall have the meanings indicated in this Section 1.1:

"*Action*" means any action, suit, inquiry, notice of violation, proceeding (including any partial proceeding such as a deposition) or investigation pending or, to the Company's Knowledge, threatened in writing against the Company, any Subsidiary or any of their respective properties or any officer, director or employee of the Company or any Subsidiary acting in his or her capacity as an officer, director or employee before or by any federal, state, county, local or foreign court, arbitrator, governmental or administrative agency, regulatory authority, stock market, stock exchange or trading facility.

"*Affiliate*" means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is controlled by or is under common control with such Person, as such terms are used in and construed under Rule 405 under the Securities Act. With respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser.

"*Agreement*" shall have the meaning ascribed to such term in the Preamble.

"*Business Day*" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

"*Buy-In*" has the meaning set forth in Section 4.1(f).

"*Buy-In Price*" has the meaning set forth in Section 4.1(f).

"*Closing*" means the closing of the purchase and sale of the Shares pursuant to this Agreement.

"*Closing Bid Price*" means, for any security as of any date, the last closing price for such security on the Principal Trading Market, as reported by Bloomberg, or, if the Principal Trading Market begins to operate on an extended hours basis and does not designate the closing bid price then the last bid price of such security prior to 4:00:00 p.m., New York City Time, as reported by Bloomberg, or, if the Principal Trading Market is not the principal securities exchange or trading market for such security, the last closing price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing bid price is reported for such security by Bloomberg, the average of the bid prices of any market makers for such security as reported in the "pink sheets" by Pink Sheets LLC (formerly the National Quotation Bureau, Inc.). If the Closing Bid Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Bid Price of such security on such date shall be the fair market value as mutually determined by the Company and the holder. If the Company and the holder are unable to agree upon the fair market value of such security, then the Company shall, within two Business Days submit via facsimile (a) the disputed determination to an independent, reputable investment bank selected by the Company and approved by the holder or (b) the disputed arithmetic calculation to the Company's independent, outside accountant. The Company shall cause at its expense the investment bank or the accountant, as the case may be, to perform the determinations or calculations and notify the Company and the holder of the results no later than ten Business Days from the time it receives the disputed determinations or calculations. Such investment bank's or accountant's determination or calculation, as the case may be, shall be binding upon all parties absent demonstrable error. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

"*Closing Date*" means the Trading Day when all of the Transaction Documents have been executed and delivered by the applicable parties thereto, and all of the conditions set forth in Sections 2.1, 2.2, 5.1 and 5.2 hereof are satisfied, or such other date as the parties may agree.

"*Commission*" has the meaning set forth in the Recitals.

"*Common Stock*" has the meaning set forth in the Recitals, and also includes any securities into which the Common Stock may hereafter be reclassified or changed.

"*Common Stock Equivalents*" means any securities of the Company or any Subsidiary which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock or other securities that entitle the holder to receive, directly or indirectly, Common Stock.

"*Company Counsel*" means Goodwin Procter LLP.

"*Company Deliverables*" has the meaning set forth in Section 2.2(a).

"*Company's Knowledge*" means with respect to any statement made to the knowledge of the Company, that the statement is based upon the actual knowledge of the executive officers of the Company having responsibility for the matter or matters that are the subject of the statement.

"*Control*" (including the terms "controlling", "controlled by" or "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"*Disclosure Materials*" has the meaning set forth in Section 3.1(h).

"*Effective Date*" means the date on which the initial Registration Statement required by Section 2(a) of the Registration Rights Agreement is first declared effective by the Commission.

"*Effectiveness Deadline*" means the date on which the initial Registration Statement is required to be declared effective by the Commission under the terms of the Registration Rights Agreement.

"*Environmental Laws*" has the meaning set forth in Section 3.1(l).

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"*GAAP*" means U.S. generally accepted accounting principles, as applied by the Company.

"*Indemnified Person*" has the meaning set forth in Section 4.9(b).

"*Intellectual Property*" has the meaning set forth in Section 3.1(r).

"*Irrevocable Transfer Agent Instructions*" means, with respect to the Company, the Irrevocable Transfer Agent Instructions, in the form of Exhibit E, executed by the Company and delivered to and acknowledged in writing by the Transfer Agent.

"*Lien*" means any lien, charge, claim, encumbrance, security interest, right of first refusal, preemptive right or other restrictions of any kind.

"*Material Adverse Effect*" means any of (i) a material and adverse effect on the legality, validity or enforceability of any Transaction Document , (ii) a material and adverse effect on the results of operations, assets, business or financial condition of the Company and the Subsidiaries, taken as a whole, or (iii) any adverse impairment to the Company's ability to perform in any material respect on a timely basis its obligations under any Transaction Document, except that any of the following, either alone or in combination, shall not be deemed a Material Adverse Effect: (A) effects caused by changes or circumstances affecting general market conditions in the U.S. economy or which are generally applicable to the industry in which the Company operates, which do not affect the Company in a materially disproportionate manner, (B) effects resulting from or relating to the announcement or disclosure of the sale of the Shares or other transactions contemplated by this Agreement, or (C) effects caused by any event, occurrence or condition resulting from or relating to the taking of any action in accordance with this Agreement.

"*Material Contract*" means any contract of the Company that was filed as an exhibit to the SEC Reports pursuant to Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

"*Material Permits*" has the meaning set forth in Section 3.1(p).

"*New York Courts*" means the state and federal courts sitting in the City of New York, Borough of Manhattan.

"*Outside Date*" means the thirtieth day following the date of this Agreement; provided that if such day is not a Business Day, the first day following such day that is a Business Day.

"*Person*" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

"*Principal Trading Market*" means the Trading Market on which the Common Stock is primarily listed on and quoted for trading, which, as of the date of this Agreement and the Closing Date, shall be the NASDAQ Global Market.

"*Proceeding*" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"*Purchase Price*" means $20.00 per Share.

"*Purchaser Deliverables*" has the meaning set forth in Section 2.2(b).

"*Purchaser Party*" has the meaning set forth in Section 4.9(a).

"*Registration Rights Agreement*" has the meaning set forth in the Recitals.

"*Registration Statement*" means a registration statement meeting the requirements set forth in the Registration Rights Agreement and covering the resale by the Purchasers of the Registrable Securities (as defined in the Registration Rights Agreement).

"*Required Approvals*" has the meaning set forth in Section 3.1(e).

"*Rule 144*" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*SEC Report*s" has the meaning set forth in Section 3.1(h).

"*Secretary's Certificate*" has the meaning set forth in Section 2.2(a)(vi).

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Short Sales*" include, without limitation, all "short sales" as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, whether or not against the box, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, short sales, swaps, "put equivalent positions" (as defined in Rule 16a-1(h) under the Exchange Act) and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

"*Special Counsel*" means Adler Pollock & Sheehan P.C.

"*Subscription Amount*" means with respect to each Purchaser, the aggregate amount to be paid for the Shares purchased hereunder as indicated on such Purchaser's signature page to this Agreement next to the heading "Aggregate Purchase Price (Subscription Amount)".

"*Subsidiary*" means any entity in which the Company, directly or indirectly, owns sufficient capital stock or holds a sufficient equity or similar interest such that it is consolidated with the Company in the financial statements of the Company.

"*Trading Affiliate*" has the meaning set forth in Section 3.2(h).

"*Trading Day*" means (i) a day on which the Common Stock is listed or quoted and traded on its Principal Trading Market (other than the OTC Bulletin Board), or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the over-the-counter market as reported in the "pink sheets" by Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); *provided* , that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

"*Trading Market*" means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or the OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

"*Transaction Documents*" means this Agreement, the schedules and exhibits attached hereto, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions and any other documents or agreements executed in connection with the transactions contemplated hereunder.

"*Transfer Agent*" means American Stock Transfer & Trust Company, or any successor transfer agent for the Company.

ARTICLE II.
PURCHASE AND SALE

2.1   Closing.

(a)   Amount. Subject to the terms and conditions set forth in this Agreement, at the Closing the Company shall issue and sell to each Purchaser, and each Purchaser shall, severally and not jointly, purchase from the Company, such number of Shares equal to the quotient resulting from dividing (i) the Subscription Amount for such Purchaser by (ii) the Purchase Price, rounded down to the nearest whole Share.

(b)   Closing. The Closing of the purchase and sale of the Shares shall take place at the offices of Goodwin Procter LLP, 53 State Street, Boston, Massachusetts, on the Closing Date or at such other locations or remotely by facsimile transmission or other electronic means as the parties may mutually agree.

(c)   Form of Payment; Escrow. Unless otherwise agreed to by the Company and a Purchaser (as to itself only), on or prior to the Business Day immediately prior to the Closing Date, each Purchaser shall wire its Subscription Amount, in United States dollars and in immediately available funds, to a non-interest bearing escrow account established by the Company and the Placement Agent with JPMorgan Chase Bank, N.A. (the "*Escrow Agent*") as set forth on Exhibit G hereto (the aggregate amounts received being held in escrow by the Escrow Agent are referred to herein as the "*Escrow Amount*"). Unless otherwise agreed to by the Company and a Purchaser (as to itself only), on the Closing Date, (a) the Company and the Placement Agent shall instruct the Escrow Agent to deliver, in immediately available funds, the Escrow Amount constituting the aggregate purchase price as follows: (1) to the Placement Agent, the fees and reimbursable expenses payable to the Placement Agent (which fees and expenses shall be set forth in such instructions), and (2) the balance of the aggregate purchase price to the Company and (b) the Company shall irrevocably instruct the Transfer Agent to deliver to each Purchaser one or more stock certificates, free and clear of all restrictive and other legends (except as expressly provided in Section 4.1(b) hereof), evidencing the number of Shares such Purchaser is purchasing as is set forth on such Purchaser's signature page to this Agreement next to the heading "Number of Shares to be Acquired", within three (3) Business Days after the Closing.

2.2   Closing Deliveries.

(a)   On or prior to the Closing, the Company shall issue, deliver or cause to be delivered to each Purchaser the following (the "*Company Deliverables*"):

(i)   this Agreement, duly executed by the Company;

(ii)   facsimile copies of one or more stock certificates, free and clear of all restrictive and other legends (except as provided in Section 4.1(b) hereof), evidencing the Shares subscribed for by Purchaser hereunder, registered in the name of such Purchaser as set forth on the Stock Certificate Questionnaire included as Exhibit B-2 hereto (the " *Stock Certificates* "), with the original Stock Certificates sent within three (3) Business Days of Closing;

(iii)   a legal opinion of Company Counsel, dated as of the Closing Date and in the form attached hereto as Exhibit C-1, executed by such counsel and addressed to the Purchasers;

(iv)   a legal opinion of Special Counsel, dated as of the Closing Date and in the form attached hereto as Exhibit C-2, executed by such counsel and addressed to the Purchasers;

(v)   the Registration Rights Agreement, duly executed by the Company;

(vi)   duly executed Irrevocable Transfer Agent Instructions acknowledged in writing by the Transfer Agent;

(vii)   a certificate of the Secretary of the Company (the "*Secretary's Certificate*"), dated as of the Closing Date, (a) certifying the resolutions adopted by the Board of Directors of the Company or a duly authorized committee thereof approving the transactions contemplated by this Agreement and the other Transaction Documents and the issuance of the Shares, (b) certifying the current versions of the certificate or articles of incorporation, as amended, and by-laws of the Company and (c) certifying as to the signatures and authority of persons signing the Transaction

Documents and related documents on behalf of the Company, in the form attached hereto as Exhibit E;

(viii)   the Compliance Certificate referred to in Section 5.1(g);

(ix)   a certificate evidencing the formation and good standing of the Company in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within five (5) Business Days of the Closing Date;

(x)   a certified copy of the Certificate of Incorporation, as certified by the Secretary of State of the State (or comparable office) of such entity's jurisdiction of formation, as of a date within ten (10) Business Days of the Closing Date.

(b)   On or prior to the Closing, each Purchaser shall deliver or cause to be delivered to the Company the following (the "*Purchaser Deliverables*"):

(i)   this Agreement, duly executed by such Purchaser;

(ii)   unless otherwise agreed to by the Company and a Purchaser (as to itself only), its Subscription Amount, in U.S. dollars and in immediately available funds, in the amount set forth as the "Purchase Price" indicated below such Purchaser's name on the applicable signature page hereto under the heading "Aggregate Purchase Price (Subscription Amount)" by wire transfer to the escrow account set forth on Exhibit G attached hereto;

(iii)   the Registration Rights Agreement, duly executed by such Purchaser;

(iv)   a fully completed and duly executed Selling Stockholder Questionnaire in the form attached as Annex B to the Registration Rights Agreement; and

(v)   a fully completed and duly executed Accredited Investor Questionnaire, reasonably satisfactory to the Company, and Stock Certificate Questionnaire in the forms attached hereto as Exhibits B-1 and B-2 , respectively.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of the Company. The Company hereby represents and warrants as of the date hereof and the Closing Date (except for the representations and warranties that speak as of a specific date, which shall be made as of such date), to each of the Purchasers that:

(a)   Subsidiaries. The Company has no direct or indirect Subsidiaries other than those listed in Schedule 3.1(a) hereto. Except as disclosed in Schedule 3.1(a) hereto, the Company owns, directly or indirectly, all of the capital stock or comparable equity interests of each Subsidiary free and clear of any and all Liens, and all the issued and outstanding shares of capital stock or comparable equity interest of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities.

(b)   Organization and Qualification. The Company and each of its "Significant Subsidiaries" (as defined in Rule 1-02 of Regulation S-X) is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own or lease and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Significant Subsidiary is in violation of any of the provisions of its respective certificate or articles of incorporation, bylaws or other organizational or charter documents. The Company and each of its Subsidiaries is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, would not in the reasonable judgment of the Company be expected to have a Material Adverse Effect. The Company is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as

amended. Each of the Company's depository institution Subsidiaries' deposit accounts are insured up to applicable limits by the Federal Deposit Insurance Corporation, and all premiums and assessments required to be paid in connection therewith have been paid when due. The Company has conducted its business in compliance with all applicable federal, state and foreign laws, orders, judgments, decrees, rules, regulations and applicable stock exchange requirements, including all laws and regulations restricting activities of bank holding companies and banking organizations, except for any noncompliance that, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect.

(c)   Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents to which it is a party and otherwise to carry out its obligations hereunder and thereunder. The Company's execution and delivery of each of the Transaction Documents to which it is a party and the consummation by it of the transactions contemplated hereby and thereby (including, but not limited to, the sale and delivery of the Shares) have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate action is required by the Company, its Board of Directors or its stockholders in connection therewith other than in connection with the Required Approvals. Each of the Transaction Documents to which it is a party has been (or upon delivery will have been) duly executed by the Company and is, or when delivered in accordance with the terms hereof, will constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except (i) as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law. Except for Material Contracts, there are no stockholder agreements, voting agreements, or other similar arrangements with respect to the Company's capital stock to which the Company is a party or, to the Company's Knowledge, between or among any of the Company's stockholders.

(d)   No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents to which it is a party and the consummation by the Company of the transactions contemplated hereby or thereby (including, without limitation, the issuance of the Shares) do not and will not (i) conflict with or violate any provisions of the Company's or any Subsidiary's certificate or articles of incorporation, bylaws or otherwise result in a violation of the organizational documents of the Company or any Subsidiary, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would result in a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any Material Contract, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company is subject (including federal and state securities laws and regulations and the rules and regulations, assuming the correctness of the representations and warranties made by the Purchasers herein, of any self-regulatory organization to which the Company or its securities are subject, including all applicable Trading Markets), or by which any property or asset of the Company is bound or affected, except in the case of clauses (ii) and (iii) such as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)   Filings, Consents and Approvals. Neither the Company nor any of its Subsidiaries is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance by the Company of the Transaction Documents (including, without limitation, the issuance of the Shares), other than (i) the filing with the Commission of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) filings required by applicable state securities laws, (iii) the filing of a Notice of Sale of

Securities on Form D with the Commission under Regulation D of the Securities Act, (iv) the filing of any requisite notices and/or application(s) to the Principal Trading Market for the issuance and sale of the Common Stock and the listing of the Common Stock for trading or quotation, as the case may be, thereon in the time and manner required thereby, (v) the filings required in accordance with Section 4.6 of this Agreement and (vi) those that have been made or obtained prior to the date of this Agreement (collectively, the "*Required Approvals*").

        (f)   <u>Issuance of the Shares</u>. The Shares have been duly authorized and, when issued and paid for in accordance with the terms of the Transaction Documents, will be duly and validly issued, fully paid and nonassessable and free and clear of all Liens, other than restrictions on transfer provided for in the Transaction Documents or imposed by applicable securities laws, and shall not be subject to preemptive or similar rights. Assuming the accuracy of the representations and warranties of the Purchasers in this Agreement, the Shares will be issued in compliance with all applicable federal and state securities laws.

        (g)   <u>Capitalization</u>. The number of shares and type of all authorized, issued and outstanding capital stock, options and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) has been set forth in the SEC Reports and has changed since the date of such SEC Reports only due to stock grants or other equity awards or stock option and warrant exercises that do not, individually or in the aggregate, have a material effect on the issued and outstanding capital stock, options and other securities. All of the outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable, have been issued in compliance in all material respects with all applicable federal and state securities laws, and none of such outstanding shares was issued in violation of any preemptive rights or similar rights to subscribe for or purchase any capital stock of the Company. Except as specified in the SEC Reports: (i) no shares of the Company's outstanding capital stock are subject to preemptive rights or any other similar rights; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional shares of capital stock of the Company or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company, other than those issued or granted pursuant to Material Contracts or equity or incentive plans or arrangements described in the SEC Reports; (iii) there are no material outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing indebtedness of the Company or by which the Company is bound; (iv) except as identified in <u>Schedule 3.1(y)</u> hereto and the Registration Rights Agreement, there are no agreements or arrangements under which the Company is obligated to register the sale of any of their securities under the Securities Act; (v) there are no outstanding securities or instruments of the Company or which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company is or may become bound to redeem a security of the Company; (vi) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Shares; (vii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and (viii) the Company has no liabilities or obligations required to be disclosed in the SEC Reports but not so disclosed in the SEC Reports, which, individually or in the aggregate, do not or would not have or reasonably be expected to have a Material Adverse Effect.

        (h)   <u>SEC Reports; Disclosure Materials</u>. The Company has filed all reports, schedules, forms, statements and other documents required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the twelve months preceding the date hereof (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the "*SEC Reports*" and together with this Agreement and the Schedules to this Agreement, the "*Disclosure Materials*"), on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. As of their respective filing dates, or, to the extent corrected by a subsequent restatement or subsequent filings, the time of filing of such

subsequent restatement or subsequent filings, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and, except as corrected by subsequent filings, none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i) Financial Statements. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing (or, to the extent corrected by a subsequent restatement, at the time of the filing of such restatement). Such financial statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the balance sheet of the Company and its consolidated subsidiaries taken as a whole as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments, which would not be material, either individually or in the aggregate.

(j) Tax Matters. The Company (i) has prepared and filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith, with respect to which adequate reserves have been set aside on the books of the Company and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, except, in the case of clauses (i) and (ii) above, where the failure to so pay or file any such tax, assessment, charge or return would not have or reasonably be expected to have a Material Adverse Effect.

(k) Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as disclosed in subsequent SEC Reports filed prior to the date hereof, (i) there have been no events, occurrences or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables, accrued expenses and other liabilities incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered materially its method of accounting or the manner in which it keeps its accounting books and records, (iv) other than dividends disclosed on the Company's press releases available on its website, the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock (other than in connection with repurchases of unvested stock issued to employees of the Company), (v) the Company has not issued any equity securities to any officer, director or Affiliate, except Common Stock (A) issued in the ordinary course as dividends on outstanding preferred stock or (B) issued pursuant to existing Company stock option or stock purchase plans or executive and director corporate arrangements disclosed in the SEC Reports or (C) issued pursuant to other existing agreements disclosed in the SEC Reports and (vi) there has not been any material change or amendment to, or any waiver of any material right by the Company under, any Material Contract under which the Company or any of its Subsidiaries is bound or subject. Except for the transactions contemplated by this Agreement, no event, liability or development has occurred or exists with respect to the Company or its Subsidiaries or their respective business, properties, operations or financial condition that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made that has not been publicly disclosed at least one Trading Day prior to the date that this representation is made.

(l)   Environmental Matters. Neither the Company nor any of its Subsidiaries (i) is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "*Environmental Laws*"), (ii) owns or operates any real property contaminated with any substance that is in violation of any Environmental Laws, (iii) is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or (iv) is subject to any claim relating to any Environmental Laws; which violation, contamination, liability or claim has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and, to the Company's Knowledge, there is no pending or threatened investigation that might lead to such a claim.

(m)   Litigation. There is no Action which (i) adversely affects or challenges the legality, validity or enforceability of any of the Transaction Documents or the Shares or (ii) except as disclosed in the SEC Reports, is reasonably likely to have a Material Adverse Effect, individually or in the aggregate, if there were an unfavorable decision. Neither the Company nor any Subsidiary, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty. There has not been, and to the Company's knowledge there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company. The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or any of its Subsidiaries under the Exchange Act or the Securities Act.

(n)   Employment Matters. No material labor dispute exists or, to the Company's Knowledge, is imminent with respect to any of the employees of the Company which would have or reasonably be expected to have a Material Adverse Effect. None of the Company's employees is a member of a union that relates to such employee's relationship with the Company, and neither the Company nor any of its Subsidiaries is a party to a collective bargaining agreement, and the Company and each Subsidiary believes that its relationship with its employees is good. To the Company's Knowledge, no executive officer is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of a third party, and to the Company's Knowledge, the continued employment of each such executive officer does not subject the Company or any Subsidiary to any liability with respect to any of the foregoing matters. The Company is in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(o)   Compliance. Neither the Company nor any of its Subsidiaries (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any of its Subsidiaries under), nor has the Company or any of its Subsidiaries received written notice of a claim that it is in default under or that it is in violation of, any Material Contract (whether or not such default or violation has been waived), (ii) is in violation of any order of which the Company has been made aware in writing of any court, arbitrator or governmental body having jurisdiction over the Company or its properties or assets, or (iii) is in violation of, or in receipt of written notice that it is in violation of, any statute, rule or regulation of any governmental authority applicable to the Company, or which would have the effect of revoking or limiting FDIC deposit insurance, except in each case as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(p)   Regulatory Permits. The Company and each of its Subsidiaries possess or have applied for all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as currently conducted and as described in the SEC Reports, except where the failure to possess such permits, individually or in the aggregate, has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect ("*Material Permits*"), and (i) neither the Company nor any of its Subsidiaries has received

any notice in writing of proceedings relating to the revocation or material adverse modification of any such Material Permits and (ii) the Company is unaware of any facts or circumstances that would give rise to the revocation or material adverse modification of any Material Permits.

(q)   Title to Assets. The Company and its Subsidiaries have good and marketable title to all real property and tangible personal property owned by them which is material to the business of the Company and its Subsidiaries, taken as a whole, in each case free and clear of all Liens except such as do not materially affect the value of such property or do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(r)   Patents and Trademarks. The Company and its Subsidiaries own, possess, license or have other rights to use all foreign and domestic patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, inventions, trade secrets, technology, Internet domain names, know-how and other intellectual property (collectively, the "*Intellectual Property*") necessary for the conduct of their respective businesses as now conducted or as proposed to be conducted in the SEC Reports except where the failure to own, possess, license or have such rights would not have or reasonably be expected to have a Material Adverse Effect. Except as set forth in the SEC Reports and except where such violations or infringements would not have or reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (a) there are no rights of third parties to any such Intellectual Property; (b) there is no infringement by third parties of any such Intellectual Property; (c) there is no pending or threatened action, suit, proceeding or claim by others challenging the Company's and its Subsidiaries' rights in or to any such Intellectual Property; (d) there is no pending or threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property; and (e) there is no pending or threatened action, suit, proceeding or claim by others that the Company and/or any Subsidiary infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others.

(s)   Insurance. The Company and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company believes to be prudent and customary in the businesses and locations in which the Company and the Subsidiaries are engaged. Neither the Company nor any of its Subsidiaries has received any notice of cancellation of any such insurance, nor, to the Company's Knowledge, will it or any Subsidiary be unable to renew their respective existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(t)   Transactions With Affiliates and Employees. Except as set forth in the SEC Reports and other than the grant of stock options or other equity awards that are not individually or in the aggregate material in amount, none of the officers or directors of the Company and, to the Company's Knowledge, none of the employees of the Company, is presently a party to any transaction with the Company or to a presently contemplated transaction (other than for services as employees, officers and directors) that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act.

(u)   Internal Accounting Controls. The Company maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences.

(v)   Sarbanes-Oxley; Disclosure Controls. The Company is in compliance in all material respects with all of the provisions of the Sarbanes-Oxley Act of 2002 which are applicable to it. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act), and such disclosure controls and procedures are effective.

(w)   Certain Fees. No person or entity will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or a Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Company, other than the Placement Agent with respect to the offer and sale of the Shares (which placement agent fees are being paid by the Company). The Company shall indemnify, pay, and hold each Purchaser harmless against, any liability, loss or expense (including, without limitation, attorneys' fees and out-of-pocket expenses) arising in connection with any such right, interest or claim.

(x)   Private Placement. Assuming the accuracy of the Purchasers' representations and warranties set forth in Section 3.2 of this Agreement and the accuracy of the information disclosed in the Accredited Investor Questionnaires, no registration under the Securities Act is required for the offer and sale of the Shares by the Company to the Purchasers under the Transaction Documents. The issuance and sale of the Shares hereunder does not contravene the rules and regulations of the Principal Trading Market.

(y)   Registration Rights. Other than as set forth in the SEC Reports and other than each of the Purchasers or as set forth in Schedule 3.1(y) hereto, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company other than those securities which are currently registered on an effective registration statement on file with the Commission.

(z)   No Integrated Offering. Assuming the accuracy of the Purchasers' representations and warranties set forth in Section 3.2, none of the Company, its Subsidiaries nor, to the Company's Knowledge, any of its Affiliates or any Person acting on its behalf has, directly or indirectly, at any time within the past six months, made any offers or sales of any Company security or solicited any offers to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale by the Company of the Shares as contemplated hereby or (ii) cause the offering of the Shares pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market on which any of the securities of the Company are listed or designated.

(aa)   Listing and Maintenance Requirements. The Company's Common Stock is registered pursuant to Section 12(b) or 12(g) of the Exchange Act, and the Company has taken no action designed to terminate the registration of the Common Stock under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration. The Company has not, in the 12 months preceding the date hereof, received written notice from any Trading Market on which the Common Stock is listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance in all material respects with the listing and maintenance requirements for continued trading of the Common Stock on the Principal Trading Market.

(bb)   Investment Company. Neither the Company nor any of its Subsidiaries is required to be registered as, and is not an Affiliate of, and immediately following the Closing will not be required to register as, an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

(cc)   Questionable Payments. Neither the Company nor any of its Subsidiaries, nor any directors, officers, nor to the Company's Knowledge, employees, agents or other Persons acting at the direction of or on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees or to

any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback or other material unlawful payment to any foreign or domestic government official or employee.

(dd)   Application of Takeover Protections; Rights Agreements. Except as disclosed in the SEC Reports, the Company has not adopted any stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's certificate of incorporation or other organizational documents or the laws of the jurisdiction of its incorporation or otherwise which is or could become applicable to any Purchaser solely as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Shares and any Purchaser's ownership of the Shares.

(ee)   Disclosure. The Company confirms that neither it nor any of its officers or directors nor any other Person acting on its or their behalf has provided, and it has not authorized the Placement Agent to provide, any Purchaser or its respective agents or counsel with any information that it believes constitutes or could reasonably be expected to constitute material, non-public information except insofar as the existence, provisions and terms of the Transaction Documents and the proposed transactions hereunder may constitute such information, all of which will be disclosed by the Company in the Press Release(s) as contemplated by Section 4.6 hereof. The Company understands and confirms that each of the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed, except for the announcement of this Agreement and related transactions and as may be disclosed on the Form 8-K filed pursuant to Section 4.6.

(ff)   Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company (or any Subsidiary) and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its Exchange Act filings and is not so disclosed and would have or reasonably be expected to have a Material Adverse Effect.

(gg)   Acknowledgment Regarding Purchasers' Purchase of Shares. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated thereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with the Transaction Documents and the transactions contemplated thereby is merely incidental to the Purchasers' purchase of the Shares.

(hh)   Regulation M Compliance. In the last thirty days, the Company has not, and to the Company's Knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the securities of the Company or (iii) paid or agreed to pay to any Person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clauses (ii) and (iii) compensation paid to the Placement Agent in connection with the placement of the Shares.

(ii)   OFAC. Neither the Company nor any Subsidiary nor, to the Company's Knowledge, any director, officer, agent, employee, Affiliate or Person acting on behalf of the Company or any Subsidiary is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S.

Treasury Department ("*OFAC*"); and the Company will not knowingly directly or indirectly use the proceeds of the sale of the Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other Person or entity, towards any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC.

(jj)   Money Laundering Laws. The operations of each of the Company and any Subsidiary are and have been conducted at all times in compliance with the money laundering statutes of applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the "*Money Laundering Laws*") and to the Company's Knowledge, no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company and/or any Subsidiary with respect to the Money Laundering Laws is pending or threatened.

(kk)   No Additional Agreements. The Company does not have any agreement or understanding with any Purchaser with respect to the transactions contemplated by the Transaction Documents other than as specified in the Transaction Documents.

(ll)   Reports, Registrations and Statements. Since December 31, 2007, the Company and each Subsidiary have filed all material reports, registrations and statements, together with any required amendments thereto, that it was required to file with the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the Office of the Comptroller of the Currency (the "OCC"), and any other applicable federal or state securities or banking authorities, except where the failure to file any such report, registration or statement would not have or reasonably be expected to have a Material Adverse Effect. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "Company Reports." As of their respective dates, the Company Reports complied as to form in all material respects with all the rules and regulations promulgated by the Federal Reserve, the OCC and any other applicable foreign, federal or state securities or banking authorities, as the case may be.

(mm)   Adequate Capitalization. As of December 31, 2007, the Company's Subsidiary insured depository institutions meet or exceed the standards necessary to be considered "adequately capitalized" under the Federal Deposit Insurance Company's regulatory framework for prompt corrective action.

(nn)   Agreements with Regulatory Agencies; Compliance with Certain Banking Regulations. Neither the Company nor any Subsidiary is subject to any cease-and-desist or other similar order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any capital directive by, or since December 31, 2006, has adopted any board resolutions at the request of, any governmental entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its liquidity and funding policies and practices, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its operations or business (each item in this sentence, a "Regulatory Agreement"), nor has the Company or any Subsidiary been advised since December 31, 2006 by any governmental entity that it is considering issuing, initiating, ordering, or requesting any such Regulatory Agreement.

The Company has no knowledge of any facts and circumstances, and has no reason to believe that any facts or circumstances exist, that would cause any of its Subsidiary banking institutions: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act and the regulations promulgated thereunder or to be assigned a CRA rating by federal or state banking regulators of lower than "satisfactory"; (ii) to be deemed to be operating in violation, in any material respect, of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury's Office of Foreign Assets Control, or any other anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance, in any material respect, with all applicable privacy

of customer information requirements contained in any federal and state privacy laws and regulations as well as the provisions of all information security programs adopted by the Subsidiaries.

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each of the Company and each Subsidiary has properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents, applicable federal and state law and regulation and common law. None of the Company, any Subsidiary or any director, officer or employee of the Company or any Subsidiary has committed any breach of trust or fiduciary duty with respect to any such fiduciary account that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the accountings for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(oo)   No General Solicitation or General Advertising. Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Shares.

(pp)   Mortgage Banking Business. Except as has not had and would not reasonably be expected to have a Material Adverse Effect:

(i)   The Company and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by the Company or any of its Subsidiaries satisfied, (A) all applicable federal, state and local laws, rules and regulations with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (B) the responsibilities and obligations relating to mortgage loans set forth in any agreement between the Company or any of its Subsidiaries and any Agency, Loan Investor or Insurer, (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (D) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan; and

(ii)   No Agency, Loan Investor or Insurer has (A) claimed in writing that the Company or any of its Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by the Company or any of its Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (B) imposed in writing restrictions on the activities (including commitment authority) of the Company or any of its Subsidiaries or (C) indicated in writing to the Company or any of its Subsidiaries that it has terminated or intends to terminate its relationship with the Company or any of its Subsidiaries for poor performance, poor loan quality or concern with respect to the Company's or any of its Subsidiaries' compliance with laws,

For purposes of this Section 3(pp): (A) "Agency" means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as Rural Housing and Community Development Services), the Federal National Mortgage Association, the Federal National Mortgage Association, the United States Department of Veterans' Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (i) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by the Company or any of its Subsidiaries or (ii) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities; (B) "Loan Investor" means any person (including an Agency) having a

beneficial interest in any mortgage loan originated, purchased or serviced by the Company or any of its Subsidiaries or a security backed by or representing an interest in any such mortgage loan; and (C) "Insurer" means a person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by the Company or any of its Subsidiaries, including the Federal Housing Administration, the United States Department of Veterans' Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.

(qq)   ERISA. The Company is in compliance in all material respects with all presently applicable provisions of the Employee Retirement Income Security Act of 1974, as amended, including the regulations and published interpretations thereunder (herein called "ERISA"); no "reportable event" (as defined in ERISA) has occurred with respect to any "pension plan" (as defined in ERISA) for which the Company would have any liability; the Company has not incurred and does not expect to incur liability under (i) Title IV of ERISA with respect to termination of, or withdrawal from, any "pension plan"; or (ii) Sections 412 or 4971 of the Internal Revenue Code of 1986, as amended, including the regulations and published interpretations thereunder (the "Code"); and each "Pension Plan" for which the Company would have liability that is intended to be qualified under Section 401(a) of the Code is so qualified in all material respects and nothing has occurred, whether by action or by failure to act, which would cause the loss of such qualification.

(rr)   Shell Company Status. The Company is not, and has never been, an issuer identified in Rule 144(i) (1).

(ss)   Registration Eligibility. The Company is eligible to register the resale of the Shares by the Purchasers using Form S-3 promulgated under the Securities Act

3.2   Representations and Warranties of the Purchasers. Each Purchaser hereby, for itself and for no other Purchaser, represents and warrants as of the date hereof and as of the Closing Date to the Company as follows:

(a)   Organization; Authority. If such Purchaser is an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. If such purchaser is an entity, the execution, delivery and performance by such Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate or, if such Purchaser is not a corporation, such partnership, limited liability company or other applicable like action, on the part of such Purchaser. If such Purchaser is an entity, each of this Agreement and the Registration Rights Agreement has been duly executed by such Purchaser, and when delivered by such Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of such Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally the enforcement of, creditors' rights and remedies or by other equitable principles of general application.

(b)   No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement and the Registration Rights Agreement and the consummation by such Purchaser of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Purchaser (if such Purchaser is an entity), (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Purchaser is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree

(including federal and state securities laws) applicable to such Purchaser, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to perform its obligations hereunder.

(c)   Investment Intent. Such Purchaser understands that the Shares are "restricted securities" and have not been registered under the Securities Act or any applicable state securities law and is acquiring the Shares as principal for its own account and not with a view to, or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable state securities laws, *provided, however*, that by making the representations herein, such Purchaser does not agree to hold any of the Shares for any minimum period of time and reserves the right, subject to the provisions of this Agreement and the Registration Rights Agreement, at all times to sell or otherwise dispose of all or any part of such Shares pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Such Purchaser is acquiring the Shares hereunder in the ordinary course of its business. Such Purchaser does not presently have any agreement, plan or understanding, directly or indirectly, with any Person to distribute or effect any distribution of any of the Shares (or any securities which are derivatives thereof) to or through any person or entity.

(d)   Purchaser Status. At the time such Purchaser was offered the Shares, it was, and at the date hereof it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act.

(e)   General Solicitation. Such Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general advertisement.

(f)   Experience of Such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

(g)   Access to Information. Such Purchaser acknowledges that it has had the opportunity to review the Disclosure Materials and has been afforded (i) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the Company concerning the terms and conditions of the offering of the Shares and the merits and risks of investing in the Shares; (ii) access to information about the Company and the Subsidiaries and their respective financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment; and (iii) the opportunity to obtain such additional information that the Company possesses or can acquire without unreasonable effort or expense that is necessary to make an informed investment decision with respect to the investment. Neither such inquiries nor any other investigation conducted by or on behalf of such Purchaser or its representatives or counsel shall modify, amend or affect such Purchaser's right to rely on the truth, accuracy and completeness of the Disclosure Materials and the Company's representations and warranties contained in the Transaction Documents. Such Purchaser has sought such accounting, legal and tax advice as it has considered necessary to make an informed decision with respect to its acquisition of the Shares.

(h)   Certain Trading Activities. Other than with respect to the transactions contemplated herein, since the time that such Purchaser was first contacted by the Company, the Placement Agent or any other Person regarding the transactions contemplated hereby, neither the Purchaser nor any Affiliate of such Purchaser which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Purchaser's investments or trading or information concerning such Purchaser's investments, including in respect of the Shares, and (z) is subject to such Purchaser's review or input concerning such Affiliate's investments or trading (collectively, "*Trading Affiliate*s") has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Purchaser or Trading Affiliate,

effected or agreed to effect any purchases or sales of the securities of the Company (including, without limitation, any Short Sales involving the Company's securities). Notwithstanding the foregoing, in the case of a Purchaser and/or Trading Affiliate that is, individually or collectively, a multi-managed investment bank or vehicle whereby separate portfolio managers manage separate portions of such Purchaser's or Trading Affiliate's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's or Trading Affiliate's assets, the representation set forth above shall apply only with respect to the portion of assets managed by the portfolio manager that have knowledge about the financing transaction contemplated by this Agreement. Other than to other Persons party to this Agreement, such Purchaser has maintained the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

(i) <u>Brokers and Finders</u>. Other than the Placement Agent with respect to the Company, no Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company or any Purchaser for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of the Purchaser.

(j) <u>Independent Investment Decision</u>. Such Purchaser has independently evaluated the merits of its decision to purchase Shares pursuant to the Transaction Documents, and such Purchaser confirms that it has not relied on the advice of any other Purchaser's business and/or legal counsel in making such decision. Such Purchaser understands that nothing in this Agreement or any other materials presented by or on behalf of the Company to the Purchaser in connection with the purchase of the Shares constitutes legal, tax or investment advice. Such Purchaser has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Shares. Such Purchaser understands that the Placement Agent has acted solely as the agent of the Company in this placement of the Shares and such Purchaser has not relied on the business or legal advice of the Placement Agent or any of its agents, counsel or Affiliates in making its investment decision hereunder, and confirms that none of such Persons has made any representations or warranties to such Purchaser in connection with the transactions contemplated by the Transaction Documents.

(k) <u>Reliance on Exemptions</u>. Such Purchaser understands that the Shares being offered and sold to it in reliance on specific exemptions from the registration requirements of U.S. federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser's compliance with, the representations, warranties, agreements, acknowledgements and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Shares.

(l) <u>No Governmental Review</u>. Such Purchaser understands that no U.S. federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness or suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

(m) <u>Regulation M</u>. Such Purchaser is aware that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Common Stock and other activities with respect to the Common Stock by the Purchasers.

(n) <u>Residency</u>. Such Purchaser's residence (if an individual) or office in which its investment decision with respect to the Shares was made (if an entity) are located at the address immediately below such Purchaser's name on its signature page hereto.

(o) <u>Beneficial Ownership</u>. The purchase by such Purchaser of the Shares issuable to it at the Closing will not result in such Purchaser (individually or together with any other Person with whom such Purchaser has identified, or will have identified, itself as part of a "group" in a public filing made with the Commission involving the Company's securities) acquiring, or obtaining the right to acquire, in excess of 19.999% of the outstanding shares of Common Stock or the voting power of the Company on a post transaction basis that assumes that such Closing shall have occurred. Such Purchaser does not presently intend to, alone or together with others, make a public filing with the Commission to disclose that it has (or that it together with such other Persons have) acquired, or obtained the right to acquire, as a result of such

Closing (when added to any other securities of the Company that it or they then own or have the right to acquire), in excess of 19.999% of the outstanding shares of Common Stock or the voting power of the Company on a post transaction basis that assumes that each Closing shall have occurred

The Company and each of the Purchasers acknowledge and agree that no party to this Agreement has made or makes any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in this Article III and the Transaction Documents.

ARTICLE IV.
OTHER AGREEMENTS OF THE PARTIES

4.1   Transfer Restrictions.

(a)   Compliance with Laws. Notwithstanding any other provision of this Article IV, each Purchaser covenants that the Shares may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state, federal or foreign securities laws. In connection with any transfer of the Shares other than (i) pursuant to an effective registration statement, (ii) to the Company or (iii) pursuant to Rule 144 (provided that the transferor provides the Company with reasonable assurances (in the form of seller and broker representation letters) that the securities may be sold pursuant to such rule), the Company may require the transferor thereof to provide to the Company and the Transfer Agent, at the transferor's expense, an opinion of counsel selected by the transferor and reasonably acceptable to the Company and the Transfer Agent, the form and substance of which opinion shall be reasonably satisfactory to the Company and the Transfer Agent, to the effect that such transfer does not require registration of such transferred Shares under the Securities Act. As a condition of transfer (other than pursuant to clauses (i), (ii) or (iii) of the preceding sentence), any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights of a Purchaser under this Agreement and the Registration Rights Agreement with respect to such transferred Shares.

(b)   Legends. Certificates evidencing the Shares shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form, until such time as they are not required under Section 4.1(c) or applicable law:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT (PROVIDED THAT THE TRANSFEROR PROVIDES THE COMPANY WITH REASONABLE ASSURANCES (IN THE FORM OF SELLER AND BROKER REPRESENTATION LETTERS) THAT THE SECURITIES MAY BE SOLD PURSUANT TO SUCH RULE). NO REPRESENTATION IS MADE BY THE ISSUER AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE SECURITIES.

(c)   Removal of Legends. The restrictive legend set forth in Section 4.1(b) above shall be removed and the Company shall issue a certificate without such restrictive legend or any other restrictive legend to the holder of the applicable Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at the Depository Trust Company ("*DTC*"), if (i) such Shares are registered for resale under the Securities Act (provided that, if the Purchaser is selling pursuant to the effective registration statement registering the Shares for resale, the Purchaser agrees to only sell such Shares during such time that such registration statement is effective and such Purchaser is not aware or has not been notified by the Company that such registration statement has been withdrawn or suspended, and only as permitted by such registration statement), (ii) such Shares are sold or transferred pursuant to Rule 144 (if the transferor is not an Affiliate of the Company), or (iii) such Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions. Following the earlier of (i) the Effective Date or (ii) Rule 144 becoming available for the resale of Shares, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to the Shares and without volume or manner-of-sale restrictions, the Company shall cause Company Counsel to issue to the Transfer Agent the legal opinion referred to in the Irrevocable Transfer Agent Instructions. Any fees (with respect to the Transfer Agent, Company Counsel or otherwise) associated with the issuance of such opinion or the removal of such legend shall be borne by the Company. Following the Effective Date, or at such earlier time as a restrictive legend is no longer required for certain Shares, the Company will no later than three (3) Trading Days following the delivery by a Purchaser to the Company or the Transfer Agent (with notice to the Company) of a legended certificate representing such Shares (endorsed or with stock powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer) and an opinion of counsel to the extent required by Section 4.1(a), (such third Trading Day, the "*Legend Removal Date*") deliver or cause to be delivered to such Purchaser a certificate representing such Shares that is free from all restrictive legends. The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Section 4.1(c). Certificates for Shares free from all restrictive legends may be transmitted by the Transfer Agent to the Purchasers by crediting the account of the Purchaser's prime broker with DTC as directed by such Purchaser.

(d)   Irrevocable Transfer Agent Instructions. The Company shall issue irrevocable instructions to its Transfer Agent, and any subsequent transfer agent in the form of Exhibit D attached hereto (the "*Irrevocable Transfer Agent Instructions*"). The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 4.1(d) or instructions that are not contradictory therewith will be given by the Company to its transfer agent in connection with this Agreement, and that the Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents and applicable law. The Company acknowledges that a breach by it of its obligations under this Section 4.1(d) will cause irreparable harm to a Purchaser. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 4.1(d) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 4.1(d), that a Purchaser shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

(e)   Acknowledgement. Each Purchaser hereunder acknowledges its primary responsibilities under the Securities Act and accordingly will not sell or otherwise transfer the Shares or any interest therein without complying with the requirements of the Securities Act. Except as otherwise provided below, while the above-referenced registration statement remains effective, each Purchaser hereunder may sell the Shares in accordance with the plan of distribution contained in the registration statement and if it does so it will comply therewith and with the related prospectus delivery requirements unless an exemption therefrom is available. Each Purchaser, severally and not jointly with the other Purchasers, agrees that if it is notified by the Company in writing at any time that the registration statement registering the resale of the Shares is not effective or that the prospectus included in such registration statement no longer complies with the requirements of Section 10 of the Securities Act, the Purchaser will refrain from selling such Shares until

such time as the Purchaser is notified by the Company that such registration statement is effective or such prospectus is compliant with Section 10 of the Exchange Act, unless such Purchaser is able to, and does, sell such Shares pursuant to an available exemption from the registration requirements of Section 5 of the Securities Act. Both the Company and its Transfer Agent, and their respective directors, officers, employees and agents, may rely on this subsection (e) and each Purchaser hereunder will indemnify and hold harmless each of such persons from any breaches or violations of this paragraph.

(f)   Buy-In. If the Company shall fail for any reason or for no reason to issue to a Purchaser unlegended certificates within three (3) Trading Days of receipt of all documents necessary for the removal of the legend set forth above (the "*Deadline Date*"), then, in addition to all other remedies available to such Purchaser, if on or after the Trading Day immediately following such three (3) Trading Day period, such Purchaser purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the holder of shares of Common Stock that such Purchaser anticipated receiving from the Company without any restrictive legend (a "*Buy-In*"), then the Company shall, within three (3) Trading Days after such Purchaser's request and in such Purchaser's sole discretion, either (i) pay cash to the Purchaser in an amount equal to such Purchaser's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased (the "*Buy-In Price*"), at which point the Company's obligation to deliver such certificate (and to issue such shares of Common Stock) shall terminate, or (ii) promptly honor its obligation to deliver to such Purchaser a certificate or certificates representing such shares of Common Stock and pay cash to the Purchaser in an amount equal to the excess (if any) of the Buy-In Price over the product of (a) such number of shares of Common Stock, times (b) the Closing Bid Price on the Deadline Date.

4.2   Acknowledgment of Dilution. The Company acknowledges that the issuance of the Shares may result in dilution of the outstanding shares of Common Stock. The Company further acknowledges that its obligations under the Transaction Documents, including without limitation its obligation to issue the Shares pursuant to the Transaction Documents, are unconditional and absolute and not subject to any right of set off, counterclaim, delay or reduction, regardless of the effect of any such dilution or any claim the Company may have against any Purchaser and regardless of the dilutive effect that such issuance may have on the ownership of the other stockholders of the Company.

4.3   Furnishing of Information. In order to enable the Purchasers to sell the Shares under Rule 144 of the Securities Act, for a period of one year from the Closing, the Company shall maintain the registration of the Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. During such one year period, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available the information described in Rule 144(c)(2), if the provision of such information will allow resales of the Shares pursuant to Rule 144.

4.4   Form D and Blue Sky. The Company agrees to timely file a Form D with respect to the Shares as required under Regulation D. The Company, on or before the Closing Date, shall take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Shares for sale to the Purchasers at the Closing pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Shares required under applicable securities or "Blue Sky" laws of the states of the United States following the Closing Date.

4.5   No Integration. The Company shall not, and shall use its commercially reasonable efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that will be integrated with the offer or sale of the Shares in a manner that would require the registration under the Securities Act of the sale of the Shares to the Purchasers, or that will be integrated with the offer or sale of the Shares for purposes of the rules and regulations of any Trading Market such that it would require stockholder approval prior to the closing of such other transaction unless stockholder approval is obtained before the closing of such subsequent transaction.

4.6   Securities Laws Disclosure; Publicity. By 9:00 a.m., New York City time, on the Trading Day immediately following the execution of this Agreement, the Company shall issue one or more press releases (each, a "*Press Release*") reasonably acceptable to the Placement Agent disclosing all material terms of the transactions contemplated hereby and any other material, nonpublic information that the Company may have provided any Purchaser at any time prior to the filing of the Press Release. On or before 9:00 a.m., New York City time, on the second Trading Day immediately following the execution of this Agreement, the Company will file a Current Report on Form 8-K with the Commission describing the terms of the Transaction Documents (and including as exhibits to such Current Report on Form 8-K the material Transaction Documents (including, without limitation, this Agreement and the Registration Rights Agreement)). Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser or any Affiliate or investment adviser of any Purchaser, or include the name of any Purchaser or any Affiliate or investment adviser of any Purchaser in any press release or filing with the Commission (other than the Registration Statement) or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except (i) as required by federal securities law in connection with (A) any registration statement contemplated by the Registration Rights Agreement and (B) the filing of final Transaction Documents (including signature pages thereto) with the Commission and (ii) to the extent such disclosure is required by law, at the request of the Staff of the Commission or Trading Market regulations, in which case the Company shall provide the Purchasers with prior written notice of such disclosure permitted under this subclause (ii). From and after the issuance of the Press Release(s), no Purchaser shall be in possession of any material, non-public information received from the Company, any Subsidiary or any of their respective officers, directors or employees, that is not disclosed in the Press Release(s). Each Purchaser, severally and not jointly with the other Purchasers, covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company as described in this Section 4.6, such Purchaser will maintain the confidentiality of all disclosures made to it in connection with this transaction (including the existence and terms of this transaction).

4.7   Non-Public Information. Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents, and except with the express written consent of such Purchaser and unless prior thereto such Purchaser shall have executed a written agreement regarding the confidentiality and use of such information, the Company shall not, and shall cause each Subsidiary and each of their respective officers, directors, employees and agents, not to, and each Purchaser shall not directly solicit the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents to provide any Purchaser with any material, non-public information regarding the Company or any of its Subsidiaries from and after the filing of the Press Release(s).

4.8   Indemnification.

(a)   Indemnification of Purchasers. In addition to the indemnity provided in the Registration Rights Agreement, the Company will indemnify and hold each Purchaser and its directors, officers, stockholders, members, partners, employees and agents (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title), each Person who controls such Purchaser (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, stockholders, agents, members, partners or employees (and any other Persons with a functionally equivalent role of a Person holding such titles notwithstanding a lack of such title or any other title) of such controlling person (each, a "*Purchaser Party*") harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys' fees and costs of investigation that any such Purchaser Party may suffer or incur as a result of (i) any breach of any of the representations, warranties, covenants or agreements made by the Company in this Agreement or in the other Transaction Documents or (ii) any action instituted against a Purchaser Party in any capacity, or any of them or their respective affiliates, by any stockholder of the Company who is not an affiliate of such Purchaser Party, with respect to any of the transactions contemplated by this Agreement. The Company will not be liable to any Purchaser Party under this Agreement to the extent, but only to the extent that a loss, claim, damage or liability is attributable to any Purchaser Party's breach of any of the representations, warranties, covenants or

agreements made by such Purchaser Party in this Agreement or in the other Transaction Documents; provided that such a claim for indemnification relating to any breach of any of the representations or warranties made by the Company in this Agreement is made within 18 months from the Closing.

(b)   Conduct of Indemnification Proceedings. Promptly after receipt by any Person (the "*Indemnified Person*") of notice of any demand, claim or circumstances which would or might give rise to a claim or the commencement of any action, proceeding or investigation in respect of which indemnity may be sought pursuant to Section 4.8(a), such Indemnified Person shall promptly notify the Company in writing and the Company shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such Indemnified Person, and shall assume the payment of all fees and expenses; *provided, however* , that the failure of any Indemnified Person so to notify the Company shall not relieve the Company of its obligations hereunder except to the extent that the Company is actually and materially and adversely prejudiced by such failure to notify. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless: (i) the Company and the Indemnified Person shall have mutually agreed to the retention of such counsel; (ii) the Company shall have failed promptly to assume the defense of such proceeding and to employ counsel reasonably satisfactory to such Indemnified Person in such proceeding; or (iii) in the reasonable judgment of counsel to such Indemnified Person, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. The Company shall not be liable for any settlement of any proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. Without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, delayed or conditioned, the Company shall not effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Person from all liability arising out of such proceeding.

4.9   Listing of Common Stock. The Company will use its reasonable best efforts to list the Shares for quotation on the Nasdaq Global Market and maintain the listing of the Shares on the Nasdaq Global Market.

4.10   Use of Proceeds. The Company intends to use the net proceeds from the sale of the Shares hereunder for general corporate purposes and to support strategic growth initiatives in its commercial and wealth management business lines.

4.11   Short Sales After The Date Hereof. Such Purchaser shall not, and shall cause its Trading Affiliates not to, engage, directly or indirectly, in any transactions in the Company's securities (including, without limitation, any Short Sales involving the Company's securities) during the period from the date hereof until the earlier of such time as (i) the transactions contemplated by this Agreement are first required to be publicly announced as described in Section 4.6 or (ii) this Agreement is terminated in full pursuant to Section 6.17. Each Purchaser severally and not jointly with the other Purchasers covenants that until such time as the transactions contemplated by this Agreement are publicly disclosed by the Company as described in Section 4.6, such Purchaser will maintain the confidentiality of the existence and terms of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, no Purchaser makes any representation, warranty or covenant hereby that it will not engage in Short Sales in the securities of the Company after the time that the transactions contemplated by this Agreement are publicly disclosed by the Company as described in Section 4.6. Notwithstanding the foregoing, in the event that a Purchaser is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Purchaser's assets and the portfolio managers have no direct knowledge of the investment decisions made by the portfolio managers managing other portions of such Purchaser's assets, the representation set forth above shall apply only with respect to the portion of assets managed by the portfolio manager that have knowledge about the financing transaction contemplated by this Agreement. Each Purchaser understands and acknowledges, severally and not jointly with any other Purchaser, that the Commission currently takes the position that covering a short position established prior to effectiveness of a resale registration statement with shares included in such registration statement would be a violation of Section 5 of the Securities Act, as set

forth in Item 65, Section 5 under Section A, of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance.

ARTICLE V.
CONDITIONS PRECEDENT TO CLOSING

5.1   Conditions Precedent to the Obligations of the Purchasers to Purchase Shares. The obligation of each Purchaser to acquire Shares at the Closing is subject to the fulfillment to such Purchaser's satisfaction, on or prior to the Closing Date, of each of the following conditions, any of which may be waived by such Purchaser (as to itself only):

(a)   Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects (except for those representations and warranties which are qualified as to materiality, in which case such representations and warranties shall be true and correct in all respects) as of the date when made and as of the Closing Date, as though made on and as of such date, except for such representations and warranties that speak as of a specific date.

(b)   Performance. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing.

(c)   No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d)   Consents. The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Shares at the Closing (including all Required Approvals), all of which shall be and remain so long as necessary in full force and effect.

(e)   No Suspensions of Trading in Common Stock; Listing . The Common Stock (i) shall be designated for quotation or listed on the Principal Trading Market and (ii) shall not have been suspended, as of the Closing Date, by the Commission or the Principal Trading Market from trading on the Principal Trading Market nor shall suspension by the Commission or the Principal Trading Market have been threatened, as of the Closing Date, either (A) in writing by the Commission or the Principal Trading Market or (B) by falling below the minimum listing maintenance requirements of the Principal Trading Market.

(f)   Company Deliverables . The Company shall have delivered the Company Deliverables in accordance with Section 2.2(a).

(g)   Compliance Certificate . The Company shall have delivered to each Purchaser a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or its Chief Financial Officer, dated as of the Closing Date, certifying to the fulfillment of the conditions specified in Sections 5.1(a) and (b) in the form attached hereto as Exhibit F.

(h)   Termination . This Agreement shall not have been terminated as to such Purchaser in accordance with Section 6.17 herein.

5.2   Conditions Precedent to the Obligations of the Company to sell Shares. The Company's obligation to sell and issue the Shares at the Closing is subject to the fulfillment to the satisfaction of the Company on or prior to the Closing Date of the following conditions, any of which may be waived by the Company:

(a)   Representations and Warranties. The representations and warranties made by the Purchaser in Section 3.2 hereof shall be true and correct in all material respects as of the date when made, and as of the Closing Date as though made on and as of such date, except for representations and warranties that speak as of a specific date.

(b)　　　Performance. Such Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by such Purchaser at or prior to the Closing Date.

(c)　　　No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

(d)　　　Consents. The Company shall have obtained in a timely fashion any and all consents, permits, approvals, registrations and waivers necessary for consummation of the purchase and sale of the Shares, all of which shall be and remain so long as necessary in full force and effect.

(e)　　　Purchasers Deliverables. Such Purchaser shall have delivered its Purchaser Deliverables in accordance with Section 2.2(b).

(f)　　　Termination. This Agreement shall not have been terminated as to such Purchaser in accordance with Section 6.17 herein.


ARTICLE VI.
MISCELLANEOUS

6.1　　　Fees and Expenses. The Company and the Purchasers shall each pay the fees and expenses of their respective advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party in connection with the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all Transfer Agent fees, stamp taxes and other taxes and duties levied in connection with the sale and issuance of the Shares to the Purchasers.

6.2　　　Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company and the Purchasers will execute and deliver to the other such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents.

6.3　　　Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile (provided the sender receives a machine-generated confirmation of successful transmission) at the facsimile number specified in this Section prior to 5:00 p.m., New York City time, on a Trading Day, (b) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 5:00 p.m., New York City time, on any Trading Day, (c) the Trading Day following the date of mailing, if sent by U.S. nationally recognized overnight courier service with next day delivery specified, or (d) upon actual receipt by the party to whom such notice is required to be given. The address for such notices and communications shall be as follows:

If to the Company:　　　Washington Trust Bancorp, Inc.
　　　　　　　　　　　　　23 Broad Street
　　　　　　　　　　　　　Westerly, Rhode Island 02891
　　　　　　　　　　　　　Telephone No.: (401) 348-1200
　　　　　　　　　　　　　Facsimile No.: (401) 348-1565
　　　　　　　　　　　　　Attention: Chief Executive Officer

With a copy to:	Keefe, Bruyette and Woods 787 Seventh Avenue, Fourth Floor New York, New York 10019 Telephone No.: (212) 887-7777 Facsimile No.: (212) 541-6644 Attention: Patricia A. Murphy
If to a Purchaser:	To the address set forth under such Purchaser's name on the signature page hereof;

or such other address as may be designated in writing hereafter, in the same manner, by such Person.

      6.4   <u>Amendments; Waivers; No Additional Consideration</u>. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each of the Purchasers holding or having the right to acquire at least two-thirds of the Shares on a fully-diluted basis at the time of such amendment or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right. No consideration shall be offered or paid to any Purchaser to amend or consent to a waiver or modification of any provision of any Transaction Document unless the same consideration is also offered to all Purchasers who then hold Shares.

      6.5   <u>Construction</u>. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. This Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement or any of the Transaction Documents.

      6.6   <u>Successors and Assigns</u>. The provisions of this Agreement shall inure to the benefit of and be binding upon the parties and their successors and permitted assigns. This Agreement, or any rights or obligations hereunder, may not be assigned by the Company without the prior written consent of the Purchasers. Any Purchaser may assign its rights hereunder in whole or in part to any Person to whom such Purchaser assigns or transfers any Shares in compliance with the Transaction Documents and applicable law, provided such transferee shall agree in writing to be bound, with respect to the transferred Shares, by the terms and conditions of this Agreement that apply to the "Purchasers".

      6.7   <u>No Third-Party Beneficiaries</u>. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

      6.8   <u>Governing Law</u>. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all Proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement and any other Transaction Documents (whether brought against a party hereto or its respective Affiliates, employees or agents) shall be commenced exclusively in the New York Courts. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of any of the Transaction Documents), and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any such New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or

certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. **EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.**

6.9   Survival. Subject to applicable statute of limitations, the representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery of the Shares, except that the representations and warranties contained herein shall terminate upon the 18 month anniversary of the Closing Date.

6.10   Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

6.11   Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

6.12   Replacement of Shares. If any certificate or instrument evidencing any Shares is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company and the Transfer Agent of such loss, theft or destruction and the execution by the holder thereof of a customary lost certificate affidavit of that fact and an agreement to indemnify and hold harmless the Company and the Transfer Agent for any losses in connection therewith or, if required by the Transfer Agent, a bond in such form and amount as is required by the Transfer Agent. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Shares. If a replacement certificate or instrument evidencing any Shares is requested due to a mutilation thereof, the Company may require delivery of such mutilated certificate or instrument as a condition precedent to any issuance of a replacement.

6.13   Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agree to waive in any action for specific performance of any such obligation (other than in connection with any action for a temporary restraining order) the defense that a remedy at law would be adequate.

6.14   Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser pursuant to any Transaction Document or a Purchaser enforces or exercises its rights thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof

originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

6.15   Adjustments in Common Stock Numbers and Prices . In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof and prior to the Closing, each reference in any Transaction Document to a number of shares or a price per share shall be deemed to be amended to appropriately account for such event.

6.16   Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The decision of each Purchaser to purchase Shares pursuant to the Transaction Documents has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any Subsidiary which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser and any of its agents or employees shall have any liability to any other Purchaser (or any other Person) relating to or arising from any such information, materials, statement or opinions. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment in the Shares or enforcing its rights under the Transaction Documents. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser has been represented by its own separate legal counsel in its review and negotiation of the Transaction Documents. The Company has elected to provide all Purchasers with the same terms and Transaction Documents for the convenience of the Company and not because it was required or requested to do so by any Purchaser.

6.17   Termination. This Agreement may be terminated and the sale and purchase of the Shares abandoned at any time prior to the Closing by either the Company or any Purchaser (with respect to itself only) upon written notice to the other, if the Closing has not been consummated on or prior to 5:00 p.m., New York City time, on the Outside Date; *provided, however* , that the right to terminate this Agreement under this Section 6.17 shall not be available to any Person whose failure to comply with its obligations under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such time. Nothing in this Section 6.17 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or the other Transaction Documents or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement or the other Transaction Documents. In the event of a termination pursuant to this Section, the Company shall promptly notify all non-terminating Purchasers and the Escrow Agent. Upon a termination in accordance with this Section, the Company and the terminating Purchaser(s) shall not have any further obligation or liability (including arising from such termination) to the other, and no Purchaser will have any liability to any other Purchaser under the Transaction Documents as a result therefrom.

6.18   Waiver of Conflicts. Each party to this Agreement acknowledges that Company Counsel, outside general counsel to the Company, and Special Counsel has in the past performed and is or may now or in the future represent one or more Purchasers or their affiliates or investment advisers (the "Conflicted Purchaser Parties") in matters unrelated to the transactions contemplated by the Transaction Documents, including representation of such Conflicted Purchaser Parties in matters of a similar nature to the transactions

contemplated by the Transaction Documents. The applicable rules of professional conduct require that Company Counsel and Special Counsel inform the parties hereunder of this representation and obtain their consent. Company Counsel has served as outside general counsel to the Company and has negotiated the terms of the transactions contemplated by the Transaction Documents solely on behalf of the Company. Special Counsel has served a special counsel to the company in connection with delivering their opinion letter to the Purchasers. The Company and each Purchaser hereby (a) acknowledge that they have had an opportunity to ask for and have obtained information relevant to such representation, including disclosure of the reasonably foreseeable adverse consequences of such representation; (b) acknowledge that with respect to the transactions contemplated by the Transaction Documents, Company Counsel and Special Counsel has represented solely the Company, and not any Purchaser or any stockholder, director or employee of the Company or any Purchaser; and (c) gives its informed consent to Company Counsel's and Special Counsel's representation of the Company in the transactions contemplated by the Transaction Documents. The Company and the Conflicted Purchaser Parties are willing to waive such conflict of interest and to consent to Company Counsel's and Special Counsel's representation of the Company and the Conflicted Purchaser Parties on the condition that in the event that any litigation between the Company and any Conflicted Purchaser Party ensues from the transactions contemplated hereby, Company Counsel and Special Counsel shall be precluded from representing either party in such litigation against the other.

6.19   Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

IN WITNESS WHEREOF, the parties hereto have caused this Share Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

WASHINGTON TRUST BANCORP, INC.

By: _____
       Name:
       Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGES FOR PURCHASERS FOLLOW]

NAME OF
PURCHASER: _____

By: _____
Name:
Title:

Aggregate Purchase
Price (Subscription
Amount): $ _____

Number of Shares to be
Acquired: _____

Tax ID No.: _____

Address for Notice:
_____
_____
_____

Telephone No.: _____

Facsimile No.: _____

E-mail Address: _____

Attention: _____

Delivery Instructions:
(if different than above)

c/o _____

Street: _____

City/State/Zip: _____

Attention: _____

Telephone No.: _____

Exhibit 10.2

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "*Agreement*") is made and entered into as of October 2, 2008, by and among Washington Trust Bancorp, Inc., a Rhode Island corporation (the "*Company*"), and the several purchasers signatory hereto (each a "*Purchaser*" and collectively, the "*Purchasers*").

This Agreement is made pursuant to the Share Purchase Agreement, dated as of the date hereof between the Company and each Purchaser (the "*Purchase Agreement*").

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and each of the Purchasers agree as follows:

1.   <u>Definitions</u>. Capitalized terms used and not otherwise defined herein that are defined in the Purchase Agreement shall have the meanings given such terms in the Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:

"*Advice*" shall have the meaning set forth in Section 6(d).

"*Affiliate*" means, with respect to any person, any other person which directly or indirectly controls, is controlled by, or is under common control with, such person.

"*Agreement*" shall have the meaning set forth in the Preamble.

"*Business Day*" means a day, other than a Saturday or Sunday, on which banks in New York City are open for the general transaction of business.

"*Closing*" has the meaning set forth in the Purchase Agreement.

"*Closing Date*" has the meaning set forth in the Purchase Agreement.

"*Commission*" means the Securities and Exchange Commission.

"*Common Stock*" means the common stock of the Company, par value $0.0625 per share, and any securities into which such shares of common stock may hereinafter be reclassified.

"*Company*" shall have the meaning set forth in the Preamble.

"*Effective Date*" means the date that the Registration Statement filed pursuant to Section 2(a) is first declared effective by the Commission.

"*Effectiveness Deadline*" means, with respect to the Initial Registration Statement or the New Registration Statement, the earlier of (i) the 60th calendar day following the Closing Date and (ii) the 5th Trading Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Registration Statement will not be "reviewed" or will not be subject to further review; *provided*, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business.

"*Effectiveness Period*" shall have the meaning set forth in Section 2(b).

"*Event*" shall have the meaning set forth in Section 2(c).

"*Event Date*" shall have the meaning set forth in Section 2(c).

"*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"*Filing Deadline*" means, with respect to the Initial Registration Statement required to be filed pursuant to Section 2(a), the 30th calendar day following the Closing Date, *provided, however*, that if the Filing Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline shall be extended to the next business day on which the Commission is open for business.

"*Holder*" or "*Holders*" means the holder or holders, as the case may be, from time to time of Registrable Securities.

"*Indemnified Party*" shall have the meaning set forth in Section 5(c).

"*Indemnifying Party*" shall have the meaning set forth in Section 5(c).

"*Initial Registration Statement*" means the initial Registration Statement filed pursuant to Section 2(a) of this Agreement.

"*Liquidated Damages*" shall have the meaning set forth in Section 2(c).

"*Losses*" shall have the meaning set forth in Section 5(a).

"*New Registration Statement*" shall have the meaning set forth in Section 2(a).

"*Person*" means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"*Principal Market*" means the Trading Market on which the Common Stock is primarily listed on and quoted for trading, which, as of the Closing Date, shall be the NASDAQ Global Market.

"*Proceeding*" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

"*Prospectus*" means the prospectus included in a Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

"*Purchase Agreement*" shall have the meaning set forth in the Recitals.

"*Purchaser*" or "*Purchasers*" shall have the meaning set forth in the Preamble.

"*Registrable Securities*" means all of the Shares and any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the Shares, *provided*, that the Holder has completed and delivered to the Company a Selling Stockholder Questionnaire; and *provided, further*, that Shares shall cease to be Registrable Securities upon the earliest to occur of the following: (A) a sale pursuant to a Registration Statement or Rule 144 under the Securities Act (in which case, only such security sold shall cease to be a Registrable Security); or (B) becoming eligible for sale without the requirement for the Company to be in compliance with the current public information required under Rule 144 and without volume or manner of sale restrictions by Holders who are not Affiliates of the Company.

"*Registration Statements*" means any one or more registration statements of the Company filed under the Securities Act that covers the resale of any of the Registrable Securities pursuant to the provisions of this Agreement (including without limitation the Initial Registration Statement, the New Registration Statement and any Remainder Registration Statements), amendments and supplements to such Registration Statements, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such Registration Statements.

"*Remainder Registration Statement*" shall have the meaning set forth in Section 2(a).

"*Rule 144*" means Rule 144 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*Rule 415*" means Rule 415 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*Rule 424*" means Rule 424 promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

"*SEC Guidance*" means (i) any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff and (ii) the Securities Act.

"*Securities Act*" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"*Selling Stockholder Questionnaire*" means a questionnaire in the form attached as <u>Annex B</u> hereto, or such other form of questionnaire as may reasonably be adopted by the Company from time to time.

"*Shares*" means the shares of Common Stock issued or issuable to the Purchasers pursuant to the Purchase Agreement.

"*Trading Day*" means (i) a day on which the Common Stock is listed or quoted and traded on its Principal Market (other than the OTC Bulletin Board), or (ii) if the Common Stock is not listed on a Trading Market (other than the OTC Bulletin Board), a day on which the Common Stock is traded in the over-the-counter market, as reported by the OTC Bulletin Board, or (iii) if the Common Stock is not quoted on any Trading Market, a day on which the Common Stock is quoted in the

over-the-counter market as reported in the "pink sheets" by Pink Sheets LLC (or any similar organization or agency succeeding to its functions of reporting prices); *provided*, that in the event that the Common Stock is not listed or quoted as set forth in (i), (ii) and (iii) hereof, then Trading Day shall mean a Business Day.

"*Trading Market*" means whichever of the New York Stock Exchange, the American Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NASDAQ Capital Market or OTC Bulletin Board on which the Common Stock is listed or quoted for trading on the date in question.

    2.   <u>Registration</u>.

    (a) On or prior to the Filing Deadline, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all of the Registrable Securities not already covered by an existing and effective Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 or, if Rule 415 is not available for offers and sales of the Registrable Securities, by such other means of distribution of Registrable Securities as the Company may reasonably determine (the "*Initial Registration Statement*"). The Initial Registration Statement shall be on Form S-3 (except if the Company is then ineligible to register for resale of the Registrable Securities on Form S-3, in which case such registration shall be on such other form available to register for resale of the Registrable Securities as a secondary offering) subject to the provisions of Section 2(f) and shall contain (except if otherwise required pursuant to written comments received from the Commission upon a review of such Registration Statement) the "Plan of Distribution" section substantially in the form attached hereto as <u>Annex A</u>.   Notwithstanding the registration obligations set forth in this Section 2, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its commercially reasonable efforts to file amendments to the Initial Registration Statement as required by the Commission and/or (ii) withdraw the Initial Registration Statement and file a new registration statement (a "*New Registration Statement*"), in either case covering the maximum number of Registrable Securities permitted to be registered by the Commission, on Form S-3 or such other form available to register for resale the Registrable Securities as a secondary offering; *provided, however*, that prior to filing such amendment or New Registration Statement, the Company shall be obligated to use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, the Manual of Publicly Available Telephone Interpretations D.29. Notwithstanding any other provision of this Agreement and subject to the payment of Liquidated Damages in Section 2(c), if any SEC Guidance sets forth a limitation of the number of Registrable Securities or other shares of Common Stock permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used diligent efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), the number of Registrable Securities or other shares of Common Stock to be registered on such Registration Statement will be reduced as follows: first, the Company shall reduce or eliminate the shares of Common Stock to be included by any Person other than a Holder; second, the Company shall reduce or eliminate any shares of Common Stock to be included by any Affiliate of the Company; and third, the Company shall reduce the number of Registrable Securities to be included by all other Holders on a pro rata basis based on the total number of unregistered Shares held by such Holders, subject to a determination by the Commission that certain Holders must be reduced before other Holders based on the number of Shares held by such Holders. In the event the Company amends the Initial Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its commercially reasonable efforts to file with the Commission, as promptly as allowed by Commission or SEC Guidance provided to the Company or to registrants of

securities in general, one or more registration statements on Form S-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Initial Registration Statement, as amended, or the New Registration Statement (the "*Remainder Registration Statements*").

(b) The Company shall use its commercially reasonable efforts to cause each Registration Statement to be declared effective by the Commission as soon as practicable and, with respect to the Initial Registration Statement or the New Registration Statement, as applicable, no later than the Effectiveness Deadline, and shall use its commercially reasonable efforts to keep each Registration Statement continuously effective under the Securities Act until the earlier of (i) such time as all of the Registrable Securities covered by such Registration Statement have been publicly sold by the Holders or (ii) the date that all Registrable Securities covered by such Registration Statement may be sold by non-affiliates without volume or manner of sale restrictions under Rule 144, without the requirement for the Company to be in compliance with the current public information requirements under Rule 144, as determined by counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company's transfer agent and the effected Holders (the "*Effectiveness Period*"). The Company shall request effectiveness of a Registration Statement as of 5:00 p.m. New York City time on a Trading Day. The Company shall promptly notify the Holders via facsimile or electronic mail of a ".pdf" format data file of the effectiveness of a Registration Statement within one (1) Business Day of the Effective Date. The Company shall, by 9:30 a.m. New York City time on the first Trading Day after the Effective Date, file a final Prospectus with the Commission, as required by Rule 424(b).

(c) If: (i) the Initial Registration Statement is not filed with the Commission on or prior to the Filing Deadline, (ii) the Initial Registration Statement or the New Registration Statement, as applicable, is not declared effective by the Commission (or otherwise does not become effective) for any reason on or prior to the Effectiveness Deadline or (iii) after its Effective Date, (A) such Registration Statement ceases for any reason (including without limitation by reason of a stop order, or the Company's failure to update the Registration Statement), to remain continuously effective as to all Registrable Securities for which it is required to be effective or (B) the Holders are not permitted to utilize the Prospectus therein to resell such Registrable Securities, in the case of (A) and (B) (other than during an Allowable Grace Period (as defined in Section 2(e) of this Agreement)), (iv) a Grace Period (as defined in Section 2(e) of this Agreement) exceeds the length of an Allowable Grace Period, or (v) after the date six months following the Closing Date, the Company fails to file with the SEC any required reports under Section 13 or 15(d) of the 1934 Act such that it is not in compliance with Rule 144(c)(1) as a result of which the Holders who are not affiliates are unable to sell Registrable Securities without restriction under Rule 144 (or any successor thereto) (any such failure or breach in clauses (i) through (v) above being referred to as an "*Event*," and, for purposes of clauses (i), (ii), (iii) or (v), the date on which such Event occurs, or for purposes of clause (iv) the date on which such Allowable Grace Period is exceeded, being referred to as an "*Event Date*"), then in addition to any other rights the Holders may have hereunder or under applicable law, on each such Event Date and on each monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the applicable Event is cured, the Company shall pay to each Holder an amount in cash, as liquidated damages and not as a penalty ("*Liquidated Damages*"), equal to 1.0% of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement for any Registrable Securities held by such Holder on the Event Date. The parties agree that (1) notwithstanding anything to the contrary herein or in the Purchase Agreement, no Liquidated Damages shall be payable with respect to any period after the expiration of the Effectiveness Period (it being understood that this sentence shall not relieve the Company of any Liquidated Damages accruing prior to the Effectiveness Period), and in no event shall, the aggregate amount of Liquidated Damages payable to a Holder exceed, in the aggregate, twelve percent (12%) of the aggregate purchase price paid by such Holder pursuant to the Purchase Agreement and (2) in no event shall the Company be liable in any 30-day period for Liquidated Damages under this Agreement in excess of 1.0% of the aggregate purchase price paid by the Holders pursuant to the Purchase Agreement. If the Company fails

to pay any Liquidated Damages pursuant to this Section 2(c) in full within five (5) Business Days after the date payable, the Company will pay interest thereon at a rate of 1.0% per month (or such lesser maximum amount that is permitted to be paid by applicable law) to the Holder, accruing daily from the date such Liquidated Damages are due until such amounts, plus all such interest thereon, are paid in full. The Liquidated Damages pursuant to the terms hereof shall apply on a daily pro-rata basis for any portion of a month prior to the cure of an Event, except in the case of the first Event Date. The Effectiveness Deadline for a Registration Statement shall be extended without default or Liquidated Damages hereunder in the event that the Company's failure to obtain the effectiveness of the Registration Statement on a timely basis results from the failure of a Purchaser to timely provide the Company with information requested by the Company and necessary to complete the Registration Statement in accordance with the requirements of the Securities Act (in which case the Effectiveness Deadline would be extended with respect to Registrable Securities held by such Purchaser).

(d) Each Holder agrees to furnish to the Company a completed Selling Stockholder Questionnaire not more than three (3) Trading Days following the date of this Agreement. At least five (5) Trading Days prior to the first anticipated filing date of a Registration Statement for any registration under this Agreement, the Company will notify each Holder of the information the Company requires from that Holder other than the information contained in the Selling Stockholder Questionnaire, if any, which shall be completed and delivered to the Company promptly upon request and, in any event, within two (2) Trading Days prior to the applicable anticipated filing date. Each Holder further agrees that it shall not be entitled to be named as a selling securityholder in the Registration Statement or use the Prospectus for offers and resales of Registrable Securities at any time, unless such Holder has returned to the Company a completed and signed Selling Stockholder Questionnaire and a response to any requests for further information as described in the previous sentence. If a Holder of Registrable Securities returns a Selling Stockholder Questionnaire or a request for further information, in either case, after its respective deadline, the Company shall use its commercially reasonable efforts at the expense of the Holder who failed to return the Selling Stockholder Questionnaire or to respond for further information to take such actions as are required to name such Holder as a selling security holder in the Registration Statement or any pre-effective or post-effective amendment thereto and to include (to the extent not theretofore included) in the Registration Statement the Registrable Securities identified in such late Selling Stockholder Questionnaire or request for further information. Each Holder acknowledges and agrees that the information in the Selling Stockholder Questionnaire or request for further information as described in this Section 2(d) will be used by the Company in the preparation of the Registration Statement and hereby consents to the inclusion of such information in the Registration Statement.

(e) Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the Commission, the Company may delay the disclosure of material non-public information concerning the Company if the disclosure of such information at the time is not, in the good faith judgment of the Company, in the best interests of the Company (a "*Grace Period*"); *provided, however*, the Company shall promptly (i) notify the Holders in writing of the existence of material non-public information giving rise to a Grace Period (provided that the Company shall not disclose the content of such material non-public information to the Holders) or the need to file a post-effective amendment, as applicable, and the date on which such Grace Period will begin, (ii) use reasonable best efforts to terminate a Grace Period as promptly as practicable and (iii) notify the Holders in writing of the date on which the Grace Period ends; *provided, further*, that no single Grace Period shall exceed thirty (30) consecutive days, and during any three hundred sixty-five (365) day period, the aggregate of all Grace Periods shall not exceed an aggregate of sixty (60) days (each Grace Period complying with this provision being an "*Allowable Grace Period*"). For purposes of determining the length of a Grace Period, the Grace Period shall be deemed to begin on and include the date the Holders receive the notice referred to in clause (i) above and shall end on and include the later of the date the Holders receive the notice referred to in clause (iii) above and the date referred to in such notice;

provided, however, that no Grace Period shall be longer than an Allowable Grace Period.   Notwithstanding anything to the contrary, the Company shall cause the Transfer Agent to deliver unlegended Common Stock to a transferee of a Holder in accordance with the terms of the Purchase Agreement in connection with any sale of Registrable Securities with respect to which a Holder has entered into a contract for sale prior to the Holder's receipt of the notice of a Grace Period and for which the Holder has not yet settled.

(f) In the event that Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form and (ii) undertake to register the Registrable Securities on Form S-3 promptly after such form is available, *provided* that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission.

3.   Registration Procedures

In connection with the Company's registration obligations hereunder:

(a) the Company shall not less than three (3) Trading Days prior to the filing of a Registration Statement and not less than one (1) Trading Day prior to the filing of any related Prospectus or any amendment or supplement thereto (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any similar or successor reports), the Company shall, furnish to the Holder copies of such Registration Statement, Prospectus or amendment or supplement thereto, as proposed to be filed, which documents will be subject to the review of such Holder (it being acknowledged and agreed that if a Holder does not object to or comment on the aforementioned documents within such three (3) Trading Day or one (1) Trading Day period, as the case may be, then the Holder shall be deemed to have consented to and approved the use of such documents). The Company shall not file any Registration Statement or amendment or supplement thereto in a form to which a Holder reasonably objects in good faith, provided that, the Company is notified of such objection in writing within the three (3) Trading Day or one (1) Trading Day period described above, as applicable.

(b) (i) the Company shall prepare and file with the Commission such amendments (including post-effective amendments) and supplements, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep such Registration Statement continuously effective as to the applicable Registrable Securities for its Effectiveness Period (except during an Allowable Grace Period); (ii) the Company shall cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and, as so supplemented or amended, to be filed pursuant to Rule 424 (except during an Allowable Grace Period); (iii) the Company shall respond as promptly as reasonably practicable to any comments received from the Commission with respect to each Registration Statement or any amendment thereto and, as promptly as reasonably possible, provide the Holders true and complete copies of all correspondence from and to the Commission relating to such Registration Statement that pertains to the Holders as "Selling Stockholders" but not any comments that would result in the disclosure to the Holders of material and non-public information concerning the Company; and (iv) the Company shall comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by a Registration Statement until such time as all of such Registrable Securities shall have been disposed of (subject to the terms of this Agreement) in accordance with the intended methods of disposition by the Holders thereof as set forth in such Registration Statement as so amended or in such Prospectus as so supplemented; *provided, however*, that each Purchaser shall be responsible for the delivery of the Prospectus to the Persons to whom such Purchaser sells any of the Shares (including in accordance with Rule 172 under the Securities Act), and each Purchaser agrees to dispose of Registrable Securities in

compliance with the plan of distribution described in the Registration Statement and otherwise in compliance with applicable federal and state securities laws. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 10-K, Form 10-Q or Form 8-K or any analogous report under the Exchange Act, the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the Commission on the same day on which the Exchange Act report which created the requirement for the Company to amend or supplement such Registration Statement was filed.

(c) the Company shall notify the Holders (which notice shall, pursuant to clauses (iii) through (v) hereof, be accompanied by an instruction to suspend the use of the Prospectus until the requisite changes have been made) as promptly as reasonably practicable (and, in the case of (i)(A) below, not less than two Trading Days prior to such filing, in the case of (iii) and (iv) below, not more than one Trading Day after such issuance or receipt, and in the case of (v) below, not more than one Trading Day after the occurrence or existence of such development) and (if requested by any such Person) confirm such notice in writing no later than one Trading Day following the day (i)(A) when a Prospectus or any Prospectus supplement or post-effective amendment to a Registration Statement is proposed to be filed; (B) when the Commission notifies the Company whether there will be a "review" of such Registration Statement and whenever the Commission comments in writing on any Registration Statement (in which case the Company shall provide to each of the Holders true and complete copies of all comments that pertain to the Holders as a "Selling Stockholder" or to the "Plan of Distribution" and all written responses thereto, but not information that the Company believes would constitute material and non-public information); and (C) with respect to each Registration Statement or any post-effective amendment, when the same has become effective; (ii) of any request by the Commission or any other Federal or state governmental authority for amendments or supplements to a Registration Statement or Prospectus or for additional information that pertains to the Holders as "Selling Stockholders" or the "Plan of Distribution"; (iii) of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of a Registration Statement covering any or all of the Registrable Securities or the initiation of any Proceedings for that purpose; (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction, or the initiation or threatening of any Proceeding for such purpose; and (v) of the occurrence of any event or passage of time that makes the financial statements included in a Registration Statement ineligible for inclusion therein or any statement made in such Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires any revisions to such Registration Statement, Prospectus or other documents so that, in the case of such Registration Statement or the Prospectus, as the case may be, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, form of prospectus or supplement thereto, in light of the circumstances under which they were made), not misleading.

(d) the Company shall use commercially reasonable efforts to avoid the issuance of, or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of a Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as soon as practicable.

(e) the Company shall, if requested by a Holder, furnish to such Holder, without charge, at least one conformed copy of each Registration Statement and each amendment thereto and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission; *provided*, that the Company

shall have no obligation to provide any document pursuant to this clause that is available on the Commission's EDGAR system.

(f) the Company shall, prior to any resale of Registrable Securities by a Holder, use its commercially reasonable efforts to register or qualify or cooperate with the selling Holders in connection with the registration or qualification (or exemption from the registration or qualification) of such Registrable Securities for the resale by the Holder under the securities or Blue Sky laws of such jurisdictions within the United States as any Holder reasonably requests in writing, to keep each registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things reasonably necessary to enable the disposition in such jurisdictions of the Registrable Securities covered by each Registration Statement; *provided*, that the Company shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified, subject the Company to any material tax in any such jurisdiction where it is not then so subject or file a general consent to service of process in any such jurisdiction.

(g) the Company shall, cooperate with the Holders to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to the Registration Statement, which certificates shall be free, to the extent permitted by the Purchase Agreement and under law, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Holders may reasonably request. Certificates for Shares free from all restrictive legends may be transmitted by the transfer agent to a Holder by crediting the account of such Holder's prime broker with DTC as directed by such Holder.

(h) the Company shall following the occurrence of any event contemplated by Section 3(c)(iii)-(v), as promptly as reasonably practicable (taking into account the Company's good faith assessment of any adverse consequences to the Company and its stockholders of the premature disclosure of such event), prepare and file a supplement or amendment, including a post-effective amendment, to the affected Registration Statements or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, no Registration Statement nor any Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, form of prospectus or supplement thereto, in light of the circumstances under which they were made), not misleading.

(i) the Company may require each selling Holder to furnish to the Company a certified statement as to (i) the number of shares of Common Stock beneficially owned by such Holder and any Affiliate thereof, (ii) any Financial Industry Regulatory Authority ("*FINRA*") affiliations, (iii) any natural persons who have the power to vote or dispose of the Common Stock and (iv) any other information as may be requested by the Commission, FINRA or any state securities commission. During any periods that the Company is unable to meet its obligations hereunder with respect to the registration of Registrable Securities because any Holder fails to furnish such information within three Trading Days of the Company's request, any Liquidated Damages that are accruing at such time as to such Holder only shall be tolled and any Event that may otherwise occur solely because of such delay shall be suspended as to such Holder only, until such information is delivered to the Company.

(j) the Company shall cooperate with any registered broker through which a Holder proposes to resell its Registrable Securities in effecting a filing with FINRA pursuant to NASD Rule 2710 as requested by any such Holder and the Company shall pay the filing fee required for the first such filing within two (2) Business Days of the request therefore.

(k) the Company shall use its commercially reasonable efforts to maintain eligibility for use of Form S-3 (or any successor form thereto) for the registration of the resale of Registrable Securities.

(l) if requested by a Holder, the Company shall (i) promptly incorporate in a Prospectus supplement or post-effective amendment to the Registration Statement such information as the Company reasonably agrees should be included therein and (ii) make all required filings of such Prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received notification of the matters to be incorporated in such Prospectus supplement or post-effective amendment.

(m) the Company shall otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission under the Securities Act and the Exchange Act, including Rule 172, notify the Holders promptly if the Company no longer satisfies the conditions of Rule 172 and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder; and make available to its security holders, as soon as reasonably practicable, but not later than the Availability Date (as defined below), an earnings statement covering a period of at least twelve (12) months, beginning after the effective date of each Registration Statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act, including Rule 158 promulgated thereunder (for the purpose of this Section 3, "Availability Date" means the 45th day following the end of the fourth fiscal quarter that includes the effective date of such Registration Statement, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter).

4.   Registration Expenses. All fees and expenses incident to the Company's performance of or compliance with its obligations under this Agreement (excluding any underwriting discounts and selling commissions and all legal fees and expenses of legal counsel for any Holder) shall be borne by the Company whether or not any Registrable Securities are sold pursuant to a Registration Statement. The fees and expenses referred to in the foregoing sentence shall include, without limitation, (i) all registration and filing fees (including, without limitation, fees and expenses (A) with respect to filings required to be made with any Trading Market on which the Common Stock is then listed for trading, (B) with respect to compliance with applicable state securities or Blue Sky laws (including, without limitation, fees and disbursements of counsel for the Company in connection with Blue Sky qualifications or exemptions of the Registrable Securities and determination of the eligibility of the Registrable Securities for investment under the laws of such jurisdictions as requested by the Holders) and (C) if not previously paid by the Company in connection with an Issuer Filing, with respect to any filing that may be required to be made by any broker through which a Holder intends to make sales of Registrable Securities with FINRA pursuant to the NASD Rule 2710, so long as the broker is receiving no more than a customary brokerage commission in connection with such sale, (ii) printing expenses (including, without limitation, expenses of printing certificates for Registrable Securities and of printing prospectuses if the printing of prospectuses is reasonably requested by the Holders of a majority of the Registrable Securities included in the Registration Statement), (iii) messenger, telephone and delivery expenses, (iv) fees and disbursements of counsel for the Company, (v) Securities Act liability insurance, if the Company so desires such insurance, and (vi) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement. In addition, the Company shall be responsible for all of its internal expenses incurred in connection with the consummation of the transactions contemplated by this Agreement (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange as required hereunder. In no event shall the Company be responsible for any underwriting,

broker or similar fees or commissions of any Holder or, except to the extent provided for in the Transaction Documents, any legal fees or other costs of the Holders.

     5.   <u>Indemnification</u>.

     (a) <u>Indemnification by the Company</u>. The Company shall, notwithstanding any termination of this Agreement, indemnify, defend and hold harmless each Holder, the officers, directors, agents, partners, members, managers, stockholders, Affiliates and employees of each of them, each Person who controls any such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, managers, stockholders, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys' fees) and expenses (collectively, "*Losses*"), as incurred, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (A) such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein, or to the extent that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and approved by such Holder expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto (it being understood that each Holder has approved <u>Annex A</u> hereto for this purpose), (B) in the case of an occurrence of an event of the type specified in Section 3(c)(iii)-(v), related to the use by a Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated and defined in Section 6(d) below, but only if and to the extent that following the receipt of the Advice the misstatement or omission giving rise to such Loss would have been corrected or (C) any such Losses arise out of the Purchaser's (or any other indemnified Person's) failure to send or give a copy of the Prospectus or supplement (as then amended or supplemented), if required, to the Persons asserting an untrue statement or alleged untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such Prospectus or supplement. The Company shall notify the Holders promptly of the institution, threat or assertion of any Proceeding arising from or in connection with the transactions contemplated by this Agreement of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an Indemnified Party (as defined in Section 5(c)) and shall survive the transfer of the Registrable Securities by the Holders.

     (b) <u>Indemnification by Holders</u>. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made)

not misleading (i) to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding such Holder furnished in writing to the Company by such Holder expressly for use therein or (ii) to the extent, but only to the extent, that such information relates to such Holder or such Holder's proposed method of distribution of Registrable Securities and was reviewed and approved by such Holder expressly for use in a Registration Statement (it being understood that the Holder has approved Annex A hereto for this purpose), such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (iii) in the case of an occurrence of an event of the type specified in Section 3(c)(iii)-(v), to the extent, but only to the extent, related to the use by such Holder of an outdated or defective Prospectus after the Company has notified such Holder in writing that the Prospectus is outdated or defective and prior to the receipt by such Holder of the Advice contemplated in Section 6 (d). In no event shall the liability of any selling Holder hereunder be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

(c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "*Indemnified Party*"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "*Indemnifying Party*") in writing, and the Indemnifying Party shall have the right to assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all reasonable fees and expenses incurred in connection with defense thereof; *provided*, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have materially and adversely prejudiced the Indemnifying Party.

An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (1) the Indemnifying Party has agreed in writing to pay such fees and expenses; (2) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or (3) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest exists if the same counsel were to represent such Indemnified Party and the Indemnifying Party; *provided*, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld, delayed or conditioned. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

Subject to the terms of this Agreement, all fees and expenses of the Indemnified Party (including reasonable fees and expenses to the extent incurred in connection with investigating or preparing to defend such Proceeding in a manner not inconsistent with this Section 5(c)) shall be paid to the Indemnified Party, as incurred, within twenty Trading Days of written notice thereof to the Indemnifying Party; *provided*, that the Indemnified Party shall promptly reimburse the Indemnifying Party for that portion of such fees and expenses applicable to such actions for which such Indemnified Party is finally judicially determined to not be entitled to indemnification hereunder). The failure to deliver written notice to the Indemnifying Party within a reasonable time of the commencement of any such action shall not relieve such Indemnifying Party of any liability to the Indemnified Party under this

Section 5, except to the extent that the Indemnifying Party is materially and adversely prejudiced in its ability to defend such action.

(d) <u>Contribution</u>. If a claim for indemnification under Section 5(a) or 5(b) is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless for any Losses, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in this Agreement, any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section 5(d) was available to such party in accordance with its terms.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 5(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 5(d), no Holder shall be required to contribute, in the aggregate, any amount in excess of the amount by which the net proceeds actually received by such Holder from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

The indemnity and contribution agreements contained in this Section 5 are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties and are not in diminution or limitation of the indemnification provisions under the Purchase Agreement.

6.   <u>Miscellaneous</u>.

(a) <u>Remedies</u>. In the event of a breach by the Company or by a Holder of any of their obligations under this Agreement, each Holder or the Company, as the case may be, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company and each Holder agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by it of any of the provisions of this Agreement and hereby further agrees that, in the event of any action for specific performance in respect of such breach, it shall waive the defense that a remedy at law would be adequate.

(b) <u>No Piggyback on Registrations; Prohibit on Filing Other Registration Statements</u>. Except and to the extent required pursuant to agreements or arrangements identified in Schedule 3.1(y) to the Purchase Agreement, neither the Company nor any of its security holders (other than the Holders in such capacity pursuant hereto) may include securities of the Company in a Registration Statement other than the Registrable Securities and the Company shall not prior to the Effective Date enter into any

agreement providing any such right to any of its security holders. The Company shall not, from the date hereof until the date that is 60 days after the Effective Date of the Initial Registration Statement, prepare and file with the Commission a registration statement relating to an offering for its own account under the Securities Act of any of its equity securities, other than (i) a registration statement on Form S-8, (ii) in connection with an acquisition, on Form S-4 or (iii) a registration statement to register for resale securities issued by the Company pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that any such issuance shall only be to a Person which is, itself or through its subsidiaries, an operating company in a business synergistic with the business of the Company and in which the Company receives benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. For the avoidance of doubt, the Company shall not be prohibited from preparing and filing with the Commission a registration statement relating to an offering of Common Stock by existing stockholders of the Company under the Securities Act pursuant to the terms of registration rights held by such stockholder or from filing amendments to registration statements filed prior to the date of this Agreement.

(c) <u>Compliance</u>. Each Holder covenants and agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it (unless an exemption therefrom is available) in connection with sales of Registrable Securities pursuant to the Registration Statement and shall sell the Registrable Securities only in accordance with a method of distribution described in the Registration Statement

(d) <u>Discontinued Disposition</u>. By its acquisition of Registrable Securities, each Holder agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Section 3(c)(iii)-(v), such Holder will forthwith discontinue disposition of such Registrable Securities under a Registration Statement until it is advised in writing (the "*Advice*") by the Company that the use of the applicable Prospectus (as it may have been supplemented or amended) may be resumed.   The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

(e) <u>No Inconsistent Agreements</u>. Neither the Company nor any of its Subsidiaries has entered, as of the date hereof, nor shall the Company or any of its Subsidiaries, on or after the date hereof, enter into any agreement with respect to its securities, that would have the effect of impairing the rights granted to the Holders in this Agreement or otherwise conflicts with the provisions hereof.

(f) <u>Amendments and Waivers</u>. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, or waived unless the same shall be in writing and signed by the Company and Holders holding at least two-thirds of the then outstanding Registrable Securities, provided that any party may give a waiver as to itself. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Holders and that does not directly or indirectly affect the rights of other Holders may be given by Holders of all of the Registrable Securities to which such waiver or consent relates; *provided*, *however*, that the provisions of this sentence may not be amended, modified, or supplemented except in accordance with the provisions of the immediately preceding sentence. Notwithstanding the foregoing, if any such amendment, modification or waiver would adversely affect in any material respect any Holder or group of Holders who have comparable rights under this Agreement disproportionately to the other Holders having such comparable rights, such amendment, modification, or waiver shall also require the written consent of the Holder(s) so adversely affected.

(g) <u>Notices</u>. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be delivered as set forth in the Purchase Agreement.

(h) <u>Successors and Assigns</u>. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties and shall inure to the benefit of each Holder. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. The Company may not assign its rights (except by merger or in connection with another entity acquiring all or substantially all of the Company's assets) or obligations hereunder without the prior written consent of all the Holders of the then outstanding Registrable Securities. Each Holder may assign its respective rights hereunder in the manner and to the Persons as permitted under the Purchase Agreement.

(i) <u>Execution and Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which when so executed shall be deemed to be an original and, all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a ".pdf" format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or ".pdf" signature were the original thereof.

(j) <u>Governing Law</u>. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be determined in accordance with the provisions of the Purchase Agreement.

(k) <u>Cumulative Remedies</u>. Except as provided in Section 2(c) with respect to Liquidated Damages, the remedies provided herein are cumulative and not exclusive of any other remedies provided by law.

(l) <u>Severability</u>. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their good faith reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

(m) <u>Headings</u>. The headings in this Agreement are for convenience only and shall not limit or otherwise affect the meaning hereof.

(n) <u>Independent Nature of Purchasers' Obligations and Rights</u>. The obligations of each Purchaser under this Agreement are several and not joint with the obligations of any other Purchaser hereunder, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser hereunder. The decision of each Purchaser to purchase the Shares pursuant to the Transaction Documents has been made independently of any other Purchaser. Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any Purchaser pursuant hereto or thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert with respect to such obligations or the transactions contemplated by this Agreement. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no Purchaser will be acting as agent of such Purchaser in

connection with monitoring its investment in the Shares or enforcing its rights under the Transaction Documents. Each Purchaser shall be entitled to protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any other Purchaser to be joined as an additional party in any Proceeding for such purpose. The Company acknowledges that each of the Purchasers has been provided with the same Registration Rights Agreement for the purpose of closing a transaction with multiple Purchasers and not because it was required or requested to do so by any Purchaser.

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

WASHINGTON TRUST BANCORP, INC

By: _____

      Name:

      Title:

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGES OF HOLDERS TO FOLLOW]

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

NAME OF INVESTING ENTITY

_____

AUTHORIZED SIGNATORY

By: _____
     Name:
     Title:

ADDRESS FOR NOTICE

c/o: _____
Street: _____
City/State/Zip: _____
Attention: _____
Tel: _____
Fax: _____
Email: _____

Exhibit 99.1

[Graphic Omitted]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: October 2, 2008
For Immediate Release

Washington Trust To Raise $50 Million In Common Stock Private Placement With Institutional Investors To Support Future Growth

Westerly, RI: Washington Trust Bancorp, Inc. (NASDAQ Global Select: WASH), the publicly-owned holding company of The Washington Trust Company, announced today that it has entered into a purchase agreement with select institutional investors pursuant to which it will raise $50 million in a private placement of its common stock. Net proceeds are expected to be approximately $46.8 million after deducting offering-related fees and expenses.

Washington Trust will issue a total of 2.5 million shares of common stock at a price of $20 per share in the private placement. The closing is expected to take place on or about October 7, 2008, subject to the satisfaction of customary closing conditions.

Washington Trust intends to use the net proceeds from the capital raise for general corporate purposes and to support strategic growth initiatives in its commercial and wealth management business lines.

Keefe, Bruyette & Woods, Inc. served as placement agent for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of the shares of common stock in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The shares of common stock to be sold in the private placement have not been registered under the Securities Act of 1933, as amended, or state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The shares of common stock were offered and will be sold only to a limited number of institutional investors that are accredited investors. Washington Trust has agreed to file a registration statement with the Securities and Exchange Commission to cover the resale by the investors of the shares of common stock issued in the private placement.

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Select under the symbol WASH. Investor information is available on the Corporation's web site: www.washtrust.com.

This press release contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including statements regarding the offering and the use of proceeds from the offering are forward-looking statements. The actual results, performance or achievements of Washington Trust could differ materially from those projected in the forward-looking statements as a result of, among other factors, changes or continued deterioration in general national or regional economic conditions, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of Washington Trust's competition, changes in legislation or regulation and accounting principles, policies and guidelines, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. Washington Trust assumes no obligation to update forward-looking statements or update the reasons actual results, performance or achievements could differ materially from those provided in the forward-looking statements, except as required by law.

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